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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,        May                                     2006
                         ----------------------------------     ---------------
Commission File Number   000-23464
                         ----------------------------------     ---------------

                                Hummingbird Ltd.
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                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                Form 20-F                      Form 40-F   X
                          --------------                 ------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                              No  X
                   -----------                    ----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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


                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
         1           Arrangement Agreement, dated May 25, 2006

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form S-8 that have been filed with the Securities and Exchange Commission.

                                                                     DOCUMENT 1

                             ARRANGEMENT AGREEMENT


                                     AMONG


                                HUMMINGBIRD LTD.


                                      AND


                            LINDEN ACQUISITION LTD.

                                      AND


                         LINDEN MANAGEMENT CORPORATION


                                      AND


                         SYMPHONY TECHNOLOGY II-A, L.P.




                                  May 25, 2006

                             ARRANGEMENT AGREEMENT


         THIS ARRANGEMENT AGREEMENT dated May 25, 2006,


A M O N G:

            Symphony Technology II-A, L.P., a limited partnership existing under the laws of the State of Delaware ("Parent"),

            Linden Management Corporation, a corporation existing under the laws of the State of Delaware and a wholly-owned subsidiary of Parent ("Holdco"),

            Linden Acquisition Ltd., a corporation existing under the Canada Business Corporations Act and an indirect wholly-owned subsidiary of Parent and a wholly-owned subsidiary of Holdco ("Acquisition Sub"),

                                    - and -

            Hummingbird Ltd., a corporation existing under the Canada Business Corporations Act ("Hummingbird"),


         THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), and intending to be legally bound hereby, Parent, Holdco, Acquisition Sub and Hummingbird hereby agree as follows:


                                   ARTICLE 1
                                 INTERPRETATION

1.1      Definitions

         In this Agreement, unless the context otherwise requires:

         "Acquisition Proposal" means (i) any merger, amalgamation, arrangement, recapitalization, liquidation, dissolution, share exchange, business combination or similar transaction (other than a transaction the sole parties to which are one or more of Hummingbird and its wholly-owned subsidiaries), (ii) any acquisition, directly or indirectly, of assets which individually or in the aggregate exceed 20% of the market capitalization of Hummingbird on the date the proposal in respect of such acquisition is made (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets), (iii) any tender offer, take-over bid or other acquisition, directly or indirectly, by any person or "group" within the meaning of Section 13(d) of the Exchange Act, of beneficial ownership of 20% or more of the outstanding Hummingbird Shares (or rights or interests in or to Hummingbird

         Shares), in the case of each of (i), (ii) and (iii) in a single transaction or a series of related transactions or similar transactions involving Hummingbird and/or its subsidiaries, or a proposal or offer (binding or non binding, oral or written, conditional or unconditional, or otherwise) or communication, announcement or other indication of an intention to do any of the foregoing, or any amendment or modification or proposed amendment or modification of any of the foregoing, excluding the Arrangement or any transaction to which Parent or an affiliate of Parent is a party;

         "affiliate" has the meaning ascribed thereto in the Securities Act;

         "Arrangement" means the arrangement contemplated herein to be made on the terms set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of Parent and Hummingbird, each acting reasonably);

         "Arrangement Resolution" means the special resolution of the Hummingbird Shareholders to be considered at the Meeting, to be substantially in the form set out in Schedule B hereto;

         "Articles of Arrangement" means the articles of arrangement of Hummingbird in respect of the Arrangement, to be filed with the Director after the Final Order is made;

         "business day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada, or Palo Alto, California, United States of America;

         "Canadian Securities Administrators" means the securities regulatory authorities in each of the provinces of Canada;

         "CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time;

         "Certificate of Arrangement" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

         "Circular" means the notice of the meeting and accompanying management proxy circular to be sent by Hummingbird to Shareholders in connection with the Meeting;

         "Code" has the meaning ascribed thereto in Section 2.13;

         "Commitment Letters" has the meaning ascribed thereto in Section
         4.1(d);

         "Competition Act" means the Competition Act (Canada), as amended from time to time;

         "Confidentiality Agreement" means the letter agreement between Parent and Hummingbird providing Parent access to confidential information of Hummingbird in connection with or relating to this Agreement and the Transactions;

         "Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Hummingbird or any of its subsidiaries is a party or by which Hummingbird or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

         "Court" means the Ontario Superior Court of Justice (Commercial List);

         "Depositary" means CIBC Mellon Trust Company and any other trust company, bank or equivalent financial institution agreed to in writing by Parent and Hummingbird and appointed to carry out any of the duties of the Depositary hereunder;

         "Director" means the Director appointed pursuant to section 260 of the CBCA;

         "Disclosure Letter" means that certain letter dated as of even date herewith and delivered to Parent by Hummingbird;

         "Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

         "Dissenting Shareholder" means any Hummingbird Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

         "Dissenting Shares" means all the Hummingbird Shares registered in the name of a holder and in respect of which Dissent Rights are exercised and not withdrawn in accordance with the Plan of Arrangement;

         "Effective Date" means the date of the Certificate of Arrangement giving effect to the Arrangement;

         "Effective Time" means 9:00 a.m. (Toronto time) on the Effective Date;

         "Environmental Condition" means the presence of any Hazardous Substance in material breach of any Environmental Laws, or in quantities or conditions which exceed criteria published in any applicable Laws, policies, standards or guidance documents of any Governmental Entity of competent jurisdiction;

         "Environmental Laws" means all applicable Laws, including applicable civil and common laws, relating to the protection of human health and safety or pollution or protection of the environment, or relating to the regulation of Hazardous Substances;

         "Environmental Permits" means all Permits necessary under Environmental Laws for Hummingbird and its subsidiaries to own, lease, license and operate their properties and conduct their businesses as presently conducted;

         "Exchange" means the Toronto Stock Exchange or the Nasdaq, and "Exchanges" means both of them;

         "Exchange Factor" means 0.8906, which is the exchange rate for 1 Canadian dollar into United States dollars based on the noon rate of exchange of the Bank of Canada on the business day immediately preceding the date of this Agreement;

         "ERISA" has the meaning ascribed thereto in Section 3.1(s);

         "Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

         "Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Parent and Hummingbird, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal (in each case with the consent of Parent and Hummingbird, each acting reasonably);

         "Financial Contract" means a Contract that creates, governs or guarantees, or that is otherwise entered into in connection with or with respect to, Financial Indebtedness;

         "Financial Indebtedness" means in relation to a person (the "debtor"), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers' acceptance, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), or (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another person which would fall within paragraphs (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities or receivables sold, assigned, or discounted;

         "GAAP" means United States generally accepted accounting principles;

         "Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body (whether or not governmental), commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

         "Hazardous Substance" means any pollutant, contaminant, petroleum, hydrocarbons, hazardous substance, waste, hazardous material, toxic substance, dangerous or potentially dangerous substance or dangerous good as defined, judicially interpreted or identified in, or any substance regulated pursuant to, any applicable Law;

         "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

         "Hummingbird Financial Statements" has the meaning ascribed thereto in
         Section 3.1(i);

         "Hummingbird IP" means all Intellectual Property Rights that are used or held for use by Hummingbird or any of its subsidiaries in connection with the business of Hummingbird and its subsidiaries;

         "Hummingbird Option" means an option to purchase Hummingbird Shares pursuant to the Hummingbird Stock Option Plan;

         "Hummingbird Plans" has the meaning ascribed thereto in Section
         3.1(s);

         "Hummingbird Public Disclosure Record" means all documents filed on the System for Electronic Document Analysis and Retrieval (SEDAR) or the Electronic Document Gathering, Analysis and Retrieval System (EDGAR) after September 30, 2003;

         "Hummingbird Securityholders" means Hummingbird Shareholders and the holders of Hummingbird Options;

         "Hummingbird Shareholders" means the registered holders of Hummingbird Shares;

         "Hummingbird Shares" means the common shares in the capital of Hummingbird;

         "Hummingbird Stock Option Plan" means the 1996 Employee Stock Option Plan of Hummingbird;

         "Hummingbird Source Code" means all source code that is part of the Owned Hummingbird IP or the Hummingbird Products;

         "Identified Hummingbird Monetary Representations" means the representations and warranties of Hummingbird set forth in Sections 3.1(d)(i)(C) and 3.1(ee);

         "Identified Hummingbird Representations" means the representations and warranties of Hummingbird set forth in Section 3.1(e);

         "including" means including without limitation, and "include" and "includes" have a corresponding meaning;

         "Intellectual Property Rights" means: (a) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof ("Patents"); (b) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), technology, business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (c) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world ("Copyrights"); (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world ("Trademarks"); (f) all databases and data collections and all rights therein throughout the world; (g) all moral and economic rights of authors and inventors, however denominated, throughout the world; (h) all Web addresses, domain names and numbers, uniform resource locators ("URLs") and other names and locators associated with the Internet ("Domain Names"); and (i) any similar or equivalent rights to any of the foregoing anywhere in the world;

         "Interim Order" means the interim order of the Court, as the same may be amended by the Court (with the consent of Parent and Hummingbird, each acting reasonably), containing a declaration and directions in respect of the notice to be given in respect of and the conduct of the Meeting;

         "knowledge of Hummingbird" means collectively, the actual knowledge of Fred Sorkin, Alan Barry Litwin and Inder P.S. Duggal;

         "Law" or "Laws" means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the Exchanges), and the term

         "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

         "Legal Requirements" means any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issues, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

         "Lender Sub" means one or more wholly-owned subsidiaries of Hummingbird selected by Parent for purposes of making the loans contemplated under Section 5.5(1);

         "Licensed Hummingbird IP" shall mean all Hummingbird IP other than the Owned Hummingbird IP;

         "Lien" means any hypothec, mortgage, lien, charge, security interest, encumbrance and adverse right or claim;

         "Loan Amount" means $58 million;

         "Material Adverse Effect" means, when used in connection with a person, any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be, material and adverse to the business, assets, rights, liabilities, capitalization, operations, results of operations or financial condition of that person and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from (a) changes in the global economy or political conditions or securities markets in general, (b) changes in the worldwide industries or markets in which such party and its subsidiaries operate, (c) the commencement, occurrence, continuation or material worsening of any war, armed hostilities or acts of terrorism, (d) the announcement or pendency of the transactions contemplated by this Agreement, (e) any change in the trading price or volume of the Hummingbird Shares, provided, however, that this clause (e) shall not exclude from the definition of Material Adverse Effect any change, effect, event, occurrence or state of facts relating to the person or its subsidiaries which caused such change in trading price or volume, (f) any failure by Hummingbird to meet the published revenue or earnings predictions in respect of Hummingbird of equity analysts, provided, however, that this clause (f) shall not exclude from the definition of Material Adverse Effect any change, effect, event, occurrence or state of facts relating to the person or its subsidiaries which caused such failure, (g) the compliance with the terms of this Agreement, (h) generally applicable changes in Law, or (i) generally applicable changes in GAAP, provided, that nothing in clauses (a), (b) or (c) shall include any change, effect, event, occurrence or state of facts which disproportionately affects that person and its subsidiaries, taken as a whole;

         "material fact" has the meaning ascribed thereto in the Securities
         Act;

         "Maximum Cash Amount" means the aggregate amount of cash in United States dollars equal to (a) the product obtained by multiplying (i) the number of Hummingbird Shares outstanding immediately prior to the Effective Time by (ii) the Purchase Price, less (b) the Share Loan Amount;

         "MD&A" has the meaning ascribed thereto in Section 3.1(i);

         "Meeting" means the special meeting of Hummingbird Shareholders, and all adjournments and postponements thereof, called and held to, among other things, consider and approve the Arrangement Resolution;

         "Nasdaq" means the National Association of Securities Dealers Automated Quotation Stock Market;

         "Option Loan Amount" means the aggregate amount of cash required to be paid by or behalf of Hummingbird pursuant to Section 2.3(b)(i) of the Plan of Arrangement in respect of Hummingbird Options;

         "Order" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any person or its property under applicable Legal Requirements;

         "Outside Date" means (a) September 15, 2006, subject to the right of either Hummingbird or Parent to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity by giving written notice to the other to such effect no later than the date that is two (2) business days prior to the original Outside Date (or any subsequent Outside Date, as applicable) or (b) such later date as may be agreed to in writing by the Parties;

         "Owned Hummingbird IP" means all Intellectual Property Rights owned by, or filed in the name of, Hummingbird or any of its subsidiaries;

         "Parties" means Hummingbird, Acquisition Sub, Holdco and Parent, and "Party" means any of them;

         "Permit" means any material license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

         "person" includes an individual, partnership, limited partnership, association, body corporate, trustee, trust, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

         "Plan of Arrangement" means the plan of arrangement substantially in the form of Schedule C hereto as amended or varied pursuant to the terms hereof and thereof;

         "Purchase Price" means the sum of $26.75 per Hummingbird Share, payable in cash;

         "Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule A hereto;

         "Response Period" has the meaning ascribed thereto in Section
         7.2(1)(b);

         "Returns" means all reports, forms, elections, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

         "Securities Act" means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

         "Securities Regulators" means the Canadian Securities Administrators and the United States Securities and Exchange Commission;

         "Securities Laws" means the Securities Act and all other applicable Canadian provincial and territorial and United States federal securities laws, rules and regulations thereunder;

         "Shareholder Approval" has the meaning ascribed thereto in Section 2.7;

         "Share Loan Amount" means the difference obtained by subtracting the Option Loan Amount from the Loan Amount;

         "subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

         "Superior Proposal" has the meaning ascribed thereto in Section
         7.1(1);

         "Tax Act" means the Income Tax Act (Canada), as amended from time to time;

         "Taxes" or "Tax" means all taxes, imposts, levies and withholdings, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity;

         "Transaction Documents" means this Agreement and the Plan of Arrangement;

         "Transactions" means, collectively, the transactions contemplated herein and in the Plan of Arrangement; and

         "Vendor Contract" means a Contract to which Hummingbird or any of its subsidiaries is a party and pursuant to which Hummingbird or any of subsidiaries contracts to purchase or acquire goods and services.

1.2      Interpretation Not Affected by Headings

         The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3      Number and Gender

         In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4      Date for Any Action

         If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5      Currency

         Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of United States of America and "$" refers to United States dollars.

1.6      Accounting Matters

         Unless otherwise stated, all accounting terms used in this Agreement in respect of Hummingbird shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Hummingbird required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7      Schedules

         The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

         Schedule A        -        Regulatory Approvals
         Schedule B        -        Arrangement Resolution
         Schedule C        -        Plan of Arrangement

                                   ARTICLE 2
                                THE ARRANGEMENT

2.1      The Arrangement

         The Arrangement shall be comprised of substantially the events or transactions, taken in the sequence indicated, in Schedule C to this Agreement.

2.2      News Release Announcing the Arrangement

         Subject to compliance with Securities Laws, Parent and Hummingbird shall issue a mutually agreed joint news release as soon as possible after execution of this Agreement.

2.3      Interim Order

         As soon as practicable following the execution and delivery of this Agreement, Hummingbird shall apply to the Court pursuant to section 192 of the CBCA for the Interim Order for the purpose of obtaining the approval of the Hummingbird Shareholders set forth in Section 2.7 and the granting of Dissent Rights.

2.4      Final Order

         If the Interim Order and the approval of Hummingbird Shareholders set forth in Section 2.7 are obtained, Hummingbird shall promptly thereafter take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order.

2.5      Articles of Arrangement and Effective Date

         Subject to the satisfaction or waiver of the conditions set forth in
Article 6 (other than delivery of items to be delivered at the Effective Time and other than satisfaction of those conditions that by their nature are to be satisfied at the Effective Time, it being understood that the occurrence of the Effective Time shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Effective Time), on (a) the earlier of (i) the date that is five (5) business days after the satisfaction and/or waiver of such conditions (provided that such date is not later than the Outside Date) and (ii) the Outside Date or (b) such other date as Hummingbird and Parent shall mutually agree, Hummingbird and Parent shall cause to be filed, pursuant to subsection 192(6) of the CBCA, articles of arrangement to give effect to the Arrangement and implement the Plan of Arrangement. The steps of the Arrangement shall become effective in the order set out in the Plan of Arrangement.

2.6      Meeting

         Subject to receipt of the Interim Order:

         (a) Hummingbird shall, as promptly as practicable following the execution of this Agreement: (i) prepare and complete the Circular in consultation with Parent and provide Parent with a reasonable opportunity to review and comment on drafts of the Circular and Hummingbird shall give reasonable consideration to such comments; (ii) as promptly as practicable thereafter, subject to obtaining any Regulatory Approvals required in connection with the mailing of the Circular, file the Circular in all jurisdictions where the same is required to be filed by the Interim Order and applicable Law; and (iii) mail the Circular and other documentation required in connection with the Meeting to the Hummingbird Securityholders in accordance with the Interim Order and applicable Law;

         (b) Hummingbird shall, subject to Section 7.1, (i) through Hummingbird's Board of Directors, recommend that Hummingbird Shareholders vote in favour of the Arrangement Resolution and include such recommendation in the Circular; and (ii) use its commercially reasonable efforts to secure the approval of the Arrangement Resolution by Hummingbird Shareholders;

         (c) subject to Section 7.1, Hummingbird shall duly call, convene and hold the Meeting in accordance with the Interim Order, the by-laws of Hummingbird and applicable Laws as soon as practicable for the purpose of considering the Arrangement Resolution (and, subject to the other terms and conditions herein, for any other proper purpose as may be set out in the notice of such meeting and agreed to by Parent, acting reasonably; provided that the Arrangement Resolution shall be voted on before any other matter at the Meeting, unless otherwise agreed by Parent) and Hummingbird shall provide notice to Parent and Acquisition Sub of the Meeting and allow the representatives of Parent and Acquisition Sub to attend the Meeting;

         (d) subject to Section 7.1 and except as required for quorum purposes or otherwise permitted under this Agreement, Hummingbird shall not adjourn (except as required by Law, by the Court or by valid Hummingbird Shareholder action), and Hummingbird shall not postpone or cancel (or propose for adjournment, postponement or cancellation) or fail to call the Meeting without Parent's prior consent, such consent not to be unreasonably withheld or delayed;

         (e) subject to Section 7.1, Hummingbird shall use commercially reasonable efforts to solicit from Hummingbird Shareholders proxies in favour of the Arrangement Resolution, using the services of dealers and proxy solicitation services, and take all other action that is necessary or desirable to secure the approval of the Arrangement Resolution by Hummingbird Shareholders;

         (f) Hummingbird shall permit Parent and its counsel to review and comment upon drafts of all material to be filed or circulated by Hummingbird in connection with the Arrangement, including the applications for the Interim Order, the Circular and the Final Order and any supplement or amendment thereof and Hummingbird shall give reasonable consideration to any comments provided by Parent; and

         (g) subject to Section 2.5 and subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, Hummingbird shall file Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

2.7      Approval of Hummingbird Shareholders

         Hummingbird's application for the Interim Order will request that the Interim Order provide that the Arrangement Resolution be subject to the approval of two-thirds of the votes cast by or on behalf of those Hummingbird Shareholders present or represented by proxy at the Meeting (the "Shareholder Approval").

2.8      Securities and Corporate Compliance

         (a) Hummingbird shall diligently do all such acts and things as may be necessary to comply, in all material respects, with applicable Laws, including National Instrument 54-101 of the Canadian Securities Administrators, in relation to the Meeting.

         (b) Each of Parent and Hummingbird shall furnish to the other all such information concerning it, its affiliates and its shareholders and, in the case of Hummingbird, the Hummingbird Securityholders, as may be required to prepare the Circular or any application to Securities Regulators or other Governmental Entity and effect the actions described in the Plan of Arrangement. Each of Parent and Hummingbird shall ensure that no information that is so furnished by it contains any untrue statement of a material fact or omits to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is furnished or to be used.

         (c) Parent and Hummingbird shall each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or any application to Securities Regulators or other Governmental Entity for an order contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application.

         (d) In the event that notice is given by a Party under Section 2.8(c) in respect of a document, the Party which filed, distributed or delivered such document shall prepare a supplement or amendment to such document, as required and as the case may be, and, if required by applicable Law, shall cause the same to be distributed to Hummingbird Securityholders and filed with the applicable Securities Regulators and the Court, as applicable. For greater certainty, in the event that notice is given by a Party under
                  Section 2.8(c) in respect of the Circular, Hummingbird shall, if and to the extent required by applicable Law, prepare a supplement or amendment to the Circular and cause the same to be distributed to Hummingbird Securityholders and filed with the applicable Securities Regulators and the Court, as applicable; and if such notice relates to a portion of the

                  Circular provided by Parent, Holdco or Acquisition Sub expressly for incorporation into the Circular, Parent shall cooperate in the preparation of the aforementioned supplement or amendment.

2.9      Dissent

         Hummingbird shall give Parent: (a) prompt notice of any written demand for dissent received by Hummingbird prior to the Effective Time, any withdrawal of any such demand and any other demand, notice or instrument delivered to Hummingbird prior to the Effective Time that relates to such demand; and (b) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. Hummingbird shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent shall have given its written consent to such payment or settlement offer.

2.10     Closing

         The closing of the Arrangement will take place at the offices of Goodmans LLP, 250 Yonge Street, Suite 2400 Toronto, Ontario, Canada, at 9:00 a.m. (Toronto time) on the Effective Date.

2.11     Preparation of Filings

         Parent and Hummingbird shall co-operate in the preparation of any application for the Interim Order, the Final Order, the Articles of Arrangement, the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement and the Transactions.

2.12     Communications

         (a) No Party nor any of its affiliates shall issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of Hummingbird and Parent (such consent not to be unreasonably withheld or delayed).

         (b) Neither Hummingbird nor Parent shall make any filing with any Governmental Entity with respect to the Transactions without giving the other Party a reasonable opportunity to review and comment on such filing. Each of Hummingbird and Parent shall reasonably consider comments provided by the other Party in respect of any such filing with a Government Entity.

         (c) Sections 2.12(a) and 2.12(b) shall be subject to each Party's (and its affiliates') overriding obligation to make any disclosure or filing required under applicable Laws and stock exchange rules, and the Party (or affiliate) making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

         (d) Each of Parent and Hummingbird shall promptly notify the other Party of any communication to a Party from any Governmental Entity in respect of the Transactions, and neither Hummingbird nor Parent shall participate in any meeting with any Governmental Entity in respect of any filings, investigations or other inquiry related to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the reasonable opportunity to attend and participate thereat. Each of Parent and Hummingbird shall, upon request, furnish to the other all such information concerning it and, in the case of Hummingbird, the Hummingbird Shareholders, as may be reasonably required for purposes of the foregoing.

         (e) Hummingbird agrees that Parent may at any time directly or through a soliciting dealer actively solicit proxies in favour of the Arrangement and that the Circular shall constitute a proxy circular of Parent and shall disclose that Parent may make such solicitations; provided that in exercising such rights, Parent and its agents shall co-operate with Hummingbird.

         (f) Parent shall be entitled, at any time prior to the Meeting, to propose modifications to the Arrangement to: (i) increase the consideration it or Acquisition Sub is prepared to make available to Hummingbird Shareholders pursuant to the Arrangement, whether or not the Board of Directors of Hummingbird has changed its recommendation, provided that Parent shall use its commercially reasonable efforts to provide not less than one business day's prior written notice of such proposal to Hummingbird; or (ii) modify the terms of the Arrangement to achieve tax planning objectives of Parent, Holdco and Acquisition Sub, including to provide for one or more amalgamations of subsidiaries of Parent, Holdco and/or Hummingbird, which, in the opinion of Hummingbird, acting reasonably, (A) would not prejudice it or the Hummingbird Shareholders, or (B) would not impede or materially delay the completion of the transactions contemplated hereby provided that Parent, Holdco or Acquisition Sub has provided notice of such modification to Hummingbird not less than 15 business days prior to the Meeting Date. Parent agrees that such modifications and any transactions or steps taken in accordance therewith shall not be considered in determining whether any representation or warranty of Hummingbird under this Agreement has been breached if such modifications, transactions and steps are the sole cause of such breach. The Parties shall enter into an amended agreement reflecting Parent's proposed amendments to the Arrangement (provided that such agreement shall be on and subject to the same terms and conditions as this Agreement, mutatis mutandis, except with respect to the modifications proposed by Parent), the Plan of Arrangement shall be modified accordingly in accordance with its terms and Hummingbird and Parent shall use their respective commercially reasonable efforts to communicate any such modifications to Hummingbird Shareholders and to ensure that any such modifications are presented to Hummingbird Shareholders at the Meeting.

2.13     Withholding

         (a) Each of Parent, Holdco and Acquisition Sub shall be entitled to directly or indirectly deduct and withhold from the amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Hummingbird Securityholder such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended (the "Code") or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) Law relating to Taxes. To the extent the amounts are so deducted and withheld and paid to the appropriate taxing authorities directly or indirectly by Parent or its affiliates, such deducted and withheld amounts shall be treated for all purposes of this Agreement or the Plan of Arrangement as having been paid to the Hummingbird Securityholder in respect of which such deduction and withholding was made by Parent, Holdco or Acquisition Sub, as the case may be.

         (b) Hummingbird shall be entitled to directly or indirectly deduct and withhold from the amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Hummingbird Securityholder, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the Code or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) Law relating to Taxes. To the extent the amounts are so deducted and withheld and paid to the appropriate taxing authorities directly or indirectly by Hummingbird or its affiliates, such deducted and withheld amounts shall be treated for all purposes of this Agreement or the Plan of Arrangement as having been paid to the Hummingbird Securityholder in respect of which such deduction and withholding was made by Hummingbird.

                                   ARTICLE 3
                 REPRESENTATIONS AND WARRANTIES OF HUMMINGBIRD

3.1      Representations and Warranties

         Hummingbird hereby represents and warrants to and in favour of Parent as follows and acknowledges that Parent is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Plan of Arrangement:

         (a)      Board Approval.

                  (i) The Hummingbird Board of Directors, at a meeting duly called and held prior to the execution and delivery of this Agreement, acting on the unanimous recommendation in favour of the Arrangement by the special committee of the Hummingbird Board of Directors, has duly and unanimously (with the exception of Andrew J. Malik, who has abstained from voting solely due to his being a Managing Director of Lehman Brothers Inc., a financial advisor to the Board of Directors of Hummingbird and the Special Committee of the Board of Directors of Hummingbird that has delivered the opinion referred to in
                           Section 3.1(f)), adopted resolutions:

                           (A) authorizing and approving this Agreement and the Arrangement,

                           (B) authorizing Hummingbird to execute and deliver this Agreement,

                           (C)      authorizing Hummingbird and its
                                    subsidiaries to consummate this Agreement on the terms set forth herein and in the Plan of Arrangement,

                           (D) determining that the Plan of Arrangement is fair to Hummingbird Shareholders and is in the best interests of Hummingbird,

                           (E) directing that the Arrangement Resolution be submitted to a vote at a meeting of Hummingbird Shareholders, and

                           (F) recommending that Hummingbird Shareholders approve the Arrangement Resolution,

                  which resolutions have not been subsequently rescinded, modified or withdrawn in any way prior to the date of this Agreement.

                  (ii) As of the date hereof, all of the directors of Hummingbird have advised Hummingbird that they intend to vote or cause to be voted all Hummingbird Shares beneficially held by them in favour of the Arrangement Resolution and Hummingbird shall make a statement to that effect in the Circular.

         (b) Organization and Qualification. Hummingbird and each of its subsidiaries is a corporation duly incorporated, continued, amalgamated or an entity duly created, validly organized and existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation and, except as would not have a Material Adverse Effect on Hummingbird, has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Hummingbird and each of its subsidiaries is registered, qualified or otherwise authorized to do business and each is, to the extent that such concept is legally recognized, in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect, individually or in the aggregate, on Hummingbird. Copies of the articles and by-laws of Hummingbird furnished to Parent are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend or supersede such constating documents. Section 3.1(b) of the Disclosure Letter sets forth a correct and complete list of each jurisdiction where Hummingbird or any of its subsidiaries has made filings for the purpose of becoming qualified, registered or otherwise authorized to do business.

         (c) Authority Relative to this Agreement. Hummingbird has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder and to fulfill its obligations under the Arrangement. The execution, delivery and performance of this Agreement have been duly authorized by the Board of Directors of Hummingbird, and other than (i) with respect to the Circular and other matters relating solely thereto, the approval of the Board of Directors of Hummingbird and (ii) the Shareholder Approval, no other corporate proceedings on the part of Hummingbird are necessary to authorize the execution and delivery by it of this Agreement or the making or completion of the Plan of Arrangement. This Agreement has been duly and validly executed and delivered by Hummingbird and, assuming the due authorization, execution and delivery by Parent, Holdco and Acquisition Sub, constitutes a legal, valid and binding obligation of Hummingbird enforceable against Hummingbird in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

         (d)      No Violations.

                  (i) Neither the execution and delivery of this Agreement by Hummingbird nor the completion of the Arrangement, nor compliance by Hummingbird with any of the provisions hereof will: (A) except as set forth in Section 3.1(d) of the Disclosure Letter, violate, conflict with, change the rights or obligations of any party under or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Hummingbird or any of its subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such properties or assets, or cause any indebtedness to come due before its stated maturity or cause any credit commitment or obligation to cease to be available or cause any payment or other obligation to be imposed on Hummingbird or any of its subsidiaries under any of the terms, conditions or provisions of (1) their respective charters or by-laws or other comparable organizational documents or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Hummingbird or any of its subsidiaries is a party or by which any of them, or any of their respective properties or assets is bound; (B) subject to obtaining the Regulatory Approvals and except for distributing and filing the Circular in accordance with applicable corporate and securities Laws and obtaining the Shareholder Approval, (1) violate any Law applicable to Hummingbird or any of its subsidiaries or any of their respective properties or assets; or (2) cause the suspension or revocation of any Permit currently in effect; or (C) except as set forth in Section 3.1(d) of the Disclosure Letter, (1) result in any payment (including severance, unemployment compensation, golden parachute, change of control, retention, bonus or otherwise) becoming due to any current or former director, officer or employee of, or consultant to, Hummingbird or any of its subsidiaries, or (2) result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Hummingbird Plan or restriction imposed on any asset held in connection with a Hummingbird Plan or otherwise (except, in the case of each of clauses
                           (A)(2) and (B) above only, for such violations, conflicts, changes in rights or obligations, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Hummingbird), and except, in the case of clause (C) above, for such payments that do not in the aggregate exceed $250,000.

                  (ii) Subject to obtaining the Regulatory Approvals and except for distributing and filing the Circular in accordance with applicable corporate and securities Laws and obtaining the Shareholder Approval, (A) there is no legal impediment to the execution and delivery of this Agreement by Hummingbird, and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Hummingbird or its subsidiaries in connection with the execution and delivery of this Agreement and the Transaction Documents by Hummingbird or the completion of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Hummingbird.

         (e) Capitalization. The authorized share capital of Hummingbird consists of an unlimited number of Hummingbird Shares and an unlimited number of preference shares issuable in series. As of the close of business on May 25, 2006, there were issued and outstanding 17,399,922 Hummingbird Shares, and there were outstanding no other shares of any class or series in the capital of Hummingbird. As of the close of business on May 25, 2006, an aggregate of 1,448,864 Hummingbird Options were outstanding (whether or not vested) (the aggregate in-the-money value of which (being the aggregate amount by which the Purchase Price exceeds the product obtained by multiplying the exercise price (in Canadian dollars) of each such Hummingbird Option by the Exchange Factor) is $3,261,583) and an aggregate of up to 1,448,864 Hummingbird Shares were issuable upon the exercise of Hummingbird Options, and except as set forth above and except for Acquisition Sub's right hereunder, there were no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Hummingbird of any shares in the capital of Hummingbird (including Hummingbird Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares in the capital of Hummingbird (including Hummingbird Shares). All outstanding Hummingbird Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Hummingbird Shares issuable upon the exercise of rights under the Hummingbird Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. All securities of Hummingbird (including the Hummingbird Shares and the Hummingbird Options and all options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable Securities Laws. There are no securities of Hummingbird or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Hummingbird Shareholders on any matter. There are no outstanding contractual or other obligations of Hummingbird or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries.

         (f) Opinion of Financial Advisors. The Board of Directors of Hummingbird and the Special Committee of the Board of Directors of Hummingbird have received the separate opinions, dated May 24, 2006, of Lehman Brothers (addressed to the Board of Directors and the Special Committee) and Banc of America Securities LLC (addressed to the Special Committee) to the effect that, as of the date thereof and subject to the qualifications and limitations set forth therein, the Purchase Price to be received under the Arrangement by the holders of Hummingbird Shares is fair, from a financial point of view, to such holders.

         (g) Reporting Status and Securities Laws Matters. Hummingbird is a reporting issuer under applicable Canadian provincial Securities Laws and is not on the list of reporting issuers in default under such Securities Laws and is a foreign private issuer under United States federal Securities Laws and is not in material default of any material requirements of any Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Hummingbird, and, to the knowledge of Hummingbird, no inquiry, review or investigation (formal or informal) of any Securities Regulator or Exchange, is in effect or ongoing or, to the knowledge of Hummingbird, expected to be implemented or undertaken.

         (h) Ownership of Subsidiaries. Section 3.1(h) of the Disclosure Letter includes a complete and accurate list of all subsidiaries, together with its jurisdiction of incorporation or organization, owned, directly or indirectly, by Hummingbird, each of which is wholly-owned except as otherwise noted in such list. All of the outstanding shares of capital stock and other ownership interests in Hummingbird's subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Hummingbird are, except as disclosed in Section 3.1(h) of the Disclosure Letter, owned free and clear of all Liens, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or material assets or properties of any of Hummingbird's subsidiaries except as set forth in Section 3.1(h) of the Disclosure Letter.

         (i) Reports. As of their respective dates or, where no such date is specified, the date of filing with Securities Regulators
                  (i) Hummingbird's audited financial statements as at and for the fiscal years ended September 30, 2005, 2004 and 2003 (including the notes thereto and related management's discussion and analysis ("MD&A")), and Hummingbird's unaudited interim financial statements as at and for the three months ended December 31, 2005 and as at and for the six months ended March 31, 2006 (including the notes thereto and related MD&A) (collectively, the "Hummingbird Financial Statements"); (ii) Hummingbird's annual information form dated December 29, 2005 (including all documents incorporated by reference therein); (iii) Hummingbird's management information circular dated February 6, 2006 in respect of the annual meeting of Hummingbird Shareholders for fiscal year 2005; (iv) all material change reports and other documents filed with the Securities Regulators since September 30, 2005; and (v) all prospectuses and other documents filed by Hummingbird in the offering of its securities with Securities Regulators or any Exchange since September 30, 2003: (1) did not at the respective effective dates contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (2) complied in all material respects with Securities Laws. The Hummingbird Financial Statements and all financial statements of Hummingbird and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents since September 30, 2003 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Hummingbird's independent auditors, (B) in the case of unaudited interim statements, are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (C) as items in such financial statements have been reclassified) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Hummingbird and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all contingent liabilities, if any, of Hummingbird and its subsidiaries on a consolidated basis. Hummingbird is not currently aware of any year-end adjustments that are expected to be material. There has been no change in Hummingbird's accounting policies, except as described in the notes to the Hummingbird Financial Statements, since September 30, 2005. Except as set forth in the Hummingbird Financial Statements, neither Hummingbird nor any of its subsidiaries have any documents creating any material off-balance sheet arrangements. Neither Hummingbird nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Hummingbird or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving Hummingbird or any of its subsidiaries in the Hummingbird Financial Statements. Neither Hummingbird nor any of its subsidiaries, has, directly or indirectly, made or arranged for any extension or maintaining of credit, or renewal of an extension of credit, in the form of a personal loan to or for any director, employee or security holder of or consultant to Hummingbird or any of its subsidiaries or to any director or employee of or consultant to any such security holder.

         (j) Litigation. Except as set forth in Section 3.1(j) of the Disclosure Letter, there are no claims, actions, suits or proceedings pending or, to the knowledge of Hummingbird, threatened and to the knowledge of Hummingbird there are no material investigations or inquiries pending or threatened, affecting Hummingbird or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity. Neither Hummingbird nor any of its subsidiaries nor their respective assets or properties is subject to any material outstanding judgment, order, writ, injunction or decree.

         (k) Taxes. Hummingbird and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived or those set forth in Section 3.1(k) of the Disclosure Letter, and all such Returns are complete and correct, except for any failure to file or errors or omissions that, individually or in the aggregate, would not have a Material Adverse Effect on Hummingbird. Hummingbird and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those (i) which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Hummingbird Financial Statements and (ii) any Taxes in excess of such reserves which the failure to pay would not, individually or in the aggregate, result in a Material Adverse Effect on Hummingbird. Except as provided for in the Hummingbird Financial Statements and except as disclosed in
                  Section 3.1(k) of the Disclosure Letter, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Hummingbird or any of its subsidiaries, and neither Hummingbird nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, except to the extent that such deficiencies, litigation, proposed adjustments or matters in controversy or action or proceeding would not have, individually or in the aggregate, a Material Adverse Effect on Hummingbird. Hummingbird and each of its subsidiaries has properly withheld all Taxes required to have been withheld in connection with amounts paid or credited or deemed to be paid or credited by any of them to or for the account or benefit of any person, including any shareholder, employee, creditor, independent contractor, or other third party and has duly and timely remitted to the appropriate authority such Taxes and other amounts required by Law to be remitted by any of them, except to the extent that failure to so withhold or remit has not or would not, individually or in the aggregate, have a Material

                  Adverse Effect on Hummingbird. None of Hummingbird or any of its subsidiaries has any liability for the Taxes of any person (other than any of Hummingbird or its subsidiaries) under Treas. Reg. ss. 1.1502-6 (or any similar provision of state, local, or non-US law), as a transferee or successor, by contract, or otherwise. No material claim has ever been made by a taxing authority in a jurisdiction where Hummingbird or any of its subsidiaries does not file Returns that such person is or may be subject to taxation by such jurisdiction. None of Hummingbird or its subsidiaries has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any taxing authority. None of Hummingbird or its subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Code ss. 280G (or any corresponding provision of state, local or non-US income Tax law).

         (l) Absence of Undisclosed Liabilities. Except as disclosed in the Hummingbird Public Disclosure Record or the Hummingbird Financial Statements, neither Hummingbird nor any of its subsidiaries has any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) except for liabilities (i) incurred in connection with the transactions contemplated by this Agreement, (ii) incurred in the ordinary course of business consistent with past practice since March 31, 2006 or (iii) that, individually or in the aggregate, would not result in a Material Adverse Effect on Hummingbird.

         (m) No Material Adverse Effect. Since March 31, 2006 there has not been any Material Adverse Effect on Hummingbird and no event, change or development has occurred, including any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by Hummingbird or any of its subsidiaries, whether or not covered by insurance, which would have a Material Adverse Effect on Hummingbird. During the period since March 31, 2006, Hummingbird and its subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and have not taken any of the actions described in any of clauses (i) through (viii) and clause (x) of Section 5.1(d).

         (n) Environmental. All operations of Hummingbird and each of its subsidiaries have been and are now being conducted in material compliance with all applicable Environmental Laws. There is no Environmental Condition present at, and to the knowledge of Hummingbird, there has been no use, release, threatened release, disposal, or arrangement for disposal, generation, handling or transportation of, or exposure to, any Hazardous Substance on, at, under or from, any property currently or, to the knowledge of Hummingbird, formerly owned or leased by Hummingbird or any of its subsidiaries and, to the knowledge of Hummingbird, neither Hummingbird nor any of its subsidiaries is aware of, or is subject to: (i) any proceeding, application, order, directive, investigation, claim or complaint which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, expenditures, obligations or liabilities; (ii) any demand, investigation or notice with respect to the breach of any Environmental Laws applicable to Hummingbird or any of its subsidiaries; or (iii) any changes to the terms of any Environmental Permits or any review by any Governmental Entity of such Environmental Permits, in each case as would, individually or in the aggregate, have a Material Adverse Effect on Hummingbird.

         (o) Owned Real Property; Assets. Section 3.1(o) of the Disclosure Letter sets out a list of all owned real property interests of Hummingbird or any of its subsidiaries. Hummingbird and/or each of its subsidiaries has good, marketable and valid title in fee simple to its owned real property interests, free and clear of all Liens, including mortgages, other than (i) easements, zoning restrictions and restrictive covenants which do not materially interfere with the use or market value of such owned real property interests in the operation of the business of Hummingbird and its subsidiaries, and (ii) Liens incurred not in connection with the borrowing of money which do not and would not, individually or in the aggregate, have a Material Adverse Effect on the occupancy, use or value of the affected assets. Hummingbird and its subsidiaries are the beneficial owners of, and have title to, all the material assets owned by Hummingbird and its subsidiaries which are used in connection with their respective businesses.

         (p) Leased Real Property. Section 3.1(p) of the Disclosure Letter lists all real property leases to which Hummingbird or one of its subsidiaries is a party (a "Lease"). Each Lease has been validly executed and delivered by the tenant and is unmodified except as set forth in Section 3.1(p) of the Disclosure Letter and is in full force and effect. Each Lease represents the entire agreement between the landlord and the tenant in respect of the leased premises. Hummingbird and its subsidiaries are not in default of any of their material obligations under any Lease and there is no outstanding material dispute between Hummingbird, its subsidiaries and the landlord in respect of any Lease.

         (q) Material Contracts. All of the following Contracts (the "Material Contracts") are either listed in Section 3.1(q) of the Disclosure Letter or another Section of the Disclosure
                  Letter:

                  (i) any commission or sales agreement with an employee, individual consultant or salesperson, or under which a firm or other organization provides commission or sales-based services to Hummingbird or any of its subsidiaries, except for those agreements entered into in the ordinary course of business;

                  (ii)     any stock option plan;

                  (iii)    any fidelity or surety bond or completion bond;

                  (iv) any lease of personal property having aggregate outstanding ongoing obligations of Hummingbird or any of its subsidiaries in excess of $250,000;

                  (v) other than standard customer contracts previously provided to Parent or that contain indemnification or guaranty provisions in favour of any person that do not impose any obligation or liability (contingent or otherwise) on Hummingbird or any of its subsidiaries greater than those contained in contracts previously provided to Parent, any agreement of indemnification or guaranty to any person;

                  (vi) any agreement containing any covenant materially limiting the freedom of Hummingbird or any of its subsidiaries to engage in any line of business or in any geographic territory or to compete with any person, or which grants to any person any exclusivity to any geographic territory, any customer, or any product or service;

                  (vii) any agreement relating to capital expenditures and involving future payments in excess of $250,000;

                  (viii) any agreement relating to the disposition of assets or any interest in any business enterprise outside the ordinary course of business or any agreement relating to the acquisition of assets or any interest in any business enterprise outside the ordinary course of business;

                  (ix) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or the extension of credit (other than security agreements for office or similar equipment where the value of the assets secured does not exceed $250,000);

                  (x) any dealer, distribution, joint marketing (including any pilot program), development, content provider, destination site or merchant agreement, joint venture, partnership, strategic alliance or agreement involving the sharing of profits, losses, costs or liabilities with any person or any development, original equipment manufacturer, value added re-seller, remarketer or other agreement for distribution, data-sharing, marketing, resale, distribution or similar arrangement relating to any product or service of Hummingbird or any of its subsidiaries or the products or services of any other person that involved payments by Hummingbird and its subsidiaries of $500,000 or more in the 12 month period ended March 31, 2006;

                  (xi) any material liability of Hummingbird or any of its subsidiaries pursuant to a customer contract that does not limit the liability of Hummingbird or any of its subsidiaries to the amount of the total fees paid to Hummingbird or any of its subsidiaries under such contract;

                  (xii) any material commitment to any customer of Hummingbird or any of its subsidiaries or other person to develop or customize any product or service, or to customize or develop any third-party product, service or platform, in either case without compensation in an amount in excess of the cost to Hummingbird or any of its subsidiaries to perform such commitment;

                  (xiii) to the knowledge of Hummingbird, any agreement pursuant to which Hummingbird or any of its subsidiaries agreed to provide "most favoured nation" pricing or others terms and conditions to any person with respect to the sale, distribution, license or support of any products or services;

                  (xiv) except as disclosed in clauses (i) through (xiii) above, any agreement that involved payments or receipts of more than $500,000 in the 12 month period ended September 30, 2005 or that Hummingbird expects to involve payments or receipts of $500,000 or more; or

                  (xv) any agreement, the termination or loss of which would have a Material Adverse Effect on Hummingbird.

                           Section 3.1(q) of the Disclosure Letter also sets forth a list of any customer or counterparty of Hummingbird or any of its subsidiaries that had purchase orders or contracts (including for services) involving payments to Hummingbird of more than $250,000 in the 12-month period ended March 31, 2006 (the "Material Purchase Orders"). None of Hummingbird, its subsidiaries nor, to the knowledge of Hummingbird, any of the other parties thereto, is in default or breach of, nor has Hummingbird or its subsidiaries received any written notice of default or breach of, or termination under, any Material Contract or Material Purchase Order, and, to the knowledge of Hummingbird, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any such Contract except as would not, individually or in the aggregate, have a Material Adverse Effect on Hummingbird. Except as set forth in Section 3.1(q) of the Disclosure Letter, no Material Contract: (a) would be violated, contravened or breached by, or under which a default would occur; (b) requires any consent or prior approval be obtained from any person (including consents relating to the change of control of Hummingbird and its subsidiaries) or notice (prior to or following the Effective Time); or (c) would terminate; in each case, upon the execution of this Agreement or the completion of the Transactions. No state of facts exists in relation to Financial Indebtedness (as defined in any of the debt instruments of Hummingbird or any of its subsidiaries) of Hummingbird or any subsidiary of Hummingbird that (i) would constitute a default or an event of default (or a matter that with the giving of notice, the passage of time or the fulfillment of any other condition would result in the occurrence of a default or an event of default) under any such Financial Indebtedness, (ii) has resulted in any such Financial Indebtedness becoming due and payable, or being capable of being declared due and payable, prior to its stated maturity date,
                           (iii) has resulted in any party to any Contract with respect to any such Financial Indebtedness having a right to terminate, cancel or suspend its commitment or any of its obligations under any such Contract or
                           (iv) has resulted in any Lien securing any such Financial Indebtedness becoming, or being capable of becoming, enforceable, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect on Hummingbird.

         (r) Permits. Hummingbird and each of its subsidiaries has obtained and is in compliance with all Permits, including Environmental Permits, required by applicable Laws, necessary to conduct its current businesses as they are now being conducted, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Hummingbird. No suspension or cancellation of any of the Permits is pending or, to Hummingbird's knowledge, threatened, which would have a Material Adverse Effect on Hummingbird.

         (s)      Pension and Employee Benefits.

                  (i) Hummingbird and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive compensation, profit sharing, deferred compensation, stock purchase, stock appreciation rights, stock compensation, disability, pension or retirement plans and other employee compensation or benefit plans, policies or arrangements which are maintained by or binding upon Hummingbird or such subsidiary or in respect of which Hummingbird or any of its subsidiaries has any actual or potential liability (collectively, the "Hummingbird Plans") and with all applicable Laws relating thereto. Section 3.1(s) of the Disclosure Letter sets out a complete and accurate list of all Hummingbird Plans.

                  (ii) All of the Hummingbird Plans are and have been (where required) established, registered, qualified, invested and administered in all material respects in accordance with all applicable Laws, and in all material respects in accordance with their terms and the terms of agreements between Hummingbird and/or any of its subsidiaries, as the case may be, and their respective employees and former employees. To the knowledge of Hummingbird, no fact or circumstance exists that could adversely affect the existing tax status of a Hummingbird Plan.

                  (iii) All current obligations of Hummingbird or any of its subsidiaries regarding the Hummingbird Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Hummingbird Plans except as would not have a Material Adverse Effect on Hummingbird. All contributions or premiums required to be made by Hummingbird or any of its subsidiaries, as the case may be, under the terms of each Hummingbird Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Hummingbird Plans except as would not have a Material Adverse Effect on Hummingbird.

                  (iv) Except as set out in Section 3.1(s) of the Disclosure Letter, none of the Hummingbird Plans provides retirement benefits on a defined benefit basis.

                  (v) No Hummingbird Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and, to the knowledge of Hummingbird, there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Hummingbird Plan required to be registered or qualified.

                  (vi) All liabilities of Hummingbird and each of its subsidiaries (whether accrued, absolute, contingent or otherwise) related to the Hummingbird Plans have been fully and accurately accrued and disclosed, and reported in accordance with GAAP consistently applied in the Hummingbird Financial Statements. The value of benefits that may be provided under any of the Hummingbird Plans will not be calculated on the basis of the occurrence of the Transactions.

                  (vii) Neither Hummingbird nor any of its subsidiaries has any liability or potential liability (including, but not limited to, withdrawal liability) with respect to (A) any "employee pension benefit plan" (as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is or was subject to Section 302 of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (B) any "multiemployer plan" ( as such term is defined in Section 3(37) of ERISA), (C) any employee benefit plan that provides health or life insurance benefits or other welfare-type benefits to former employees, except as specifically required by law, or (D) any nonqualified deferred compensation plan within the meaning of Section 409A(d)(1) of the Code, except for severance provided under the employment agreements listed in Section 3.1(t) of the Disclosure Letter or under employment agreements that are not material to the business of Hummingbird.

                  (viii) Except as set out in Section 3.1(s) of the Disclosure Letter, neither Hummingbird nor any of its subsidiaries has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of Hummingbird or its subsidiaries other than the Hummingbird Plans, or to make any amendments to any of the Hummingbird Plans. Except as set out in Section 3.1(s) of the Disclosure Letter, no Hummingbird Plan provides benefits to any individual who is not an employee, officer or director of Hummingbird or its subsidiaries, or the dependents or other beneficiaries of any such employee, officer or director.

         (t) Employment Agreements and Collective Agreements. Except as set forth in Section 3.1(t) of the Disclosure Letter, neither Hummingbird nor any of its subsidiaries is a party to or bound or governed by:

                  (i) any employment, retention or change of control or other agreement with any officer, employee, contractor, consultant or advisor whose base annual compensation is at least $250,000;

                  (ii) any collective bargaining or union agreement or any actual or, to the knowledge of Hummingbird, threatened application for certification or bargaining rights in respect of Hummingbird or any of its subsidiaries;

                  (iii) any labour dispute, strike or lock-out relating to or involving any employee of Hummingbird or any of its subsidiaries or has, in the 24 months prior to date hereof, been a party to any such dispute, strike or lock-out; or

                  (iv) claims or, to the knowledge of Hummingbird, threatened claims arising out of or in connection with employment by Hummingbird or any of its subsidiaries or the termination thereof that exceed, in the aggregate, $250,000.

         (u) Compliance with Laws. Hummingbird and its subsidiaries are in compliance with applicable Laws, other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Hummingbird.

         (v)      Intellectual Property and Software.

                  (i) Section 3.1(v)(i) of the Disclosure Letter contains a complete and accurate copy of Hummingbird's current price book, which lists all material products and services currently marketed by Hummingbird.

                  (ii) Section 3.1(v)(ii) of the Disclosure Letter contains a complete and accurate list of the following Owned Hummingbird IP: (A) all Domain Names, (B) all registered Trademarks and material unregistered Trademarks; (C) all Patents; and (D) all registered Copyrights, in each case listing, as applicable, (1) the name of the applicant/registrant and current owner, (2) the jurisdiction of the application/registration and (3) the application or registration number. To the knowledge of Hummingbird, none of the material Owned Hummingbird IP is invalid or unenforceable.

                  (iii) To the knowledge of Hummingbird, in each case in which Hummingbird or any of its subsidiaries has acquired ownership of any registered Trademarks, registered Copyrights or Patents included in the Owned Hummingbird IP from another person, Hummingbird or its appropriate subsidiary has recorded or had recorded such acquisition with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in the applicable jurisdiction, in each case in accordance with all applicable Legal Requirements.

                  (iv) Section 3.1(v)(iv) of the Disclosure Letter contains a complete and accurate list of all material Contracts (A) under which Hummingbird or any of its subsidiaries uses or has the right to use any Licensed Hummingbird IP, other than licenses and related services agreements for generally commercially available software that is not distributed by Hummingbird or incorporated by Hummingbird into any Hummingbird products (B) under which Hummingbird or any of its subsidiaries has licensed to any other person the right to use or agreed to transfer to any other person any of the Hummingbird IP, other than customer licenses and other agreements entered into in the ordinary course of business, or (C) which grant, or which may require Hummingbird or any of its subsidiaries to grant, to others the right, whether contingent or otherwise, to use or access any Hummingbird Source Code or which creates or governs any source code escrow arrangement (such Contracts referred to in the foregoing clauses (A) and (B) being referred to herein as the "Hummingbird IP Agreements"). Except as set forth in Section 3.1(v)(iv) of the Disclosure Letter, neither Hummingbird nor any of its subsidiaries has granted to any other person any material exclusive license or other exclusive rights under any Hummingbird IP. To the knowledge of Hummingbird, no third parties to the Hummingbird IP Agreements are in material breach thereof. To the knowledge of Hummingbird, there are no material pending disputes regarding the scope of such Hummingbird IP Agreements, performance under the Hummingbird IP Agreements, or with respect to payments made or received under such Hummingbird IP Agreements. To the knowledge of Hummingbird, all Hummingbird IP Agreements are binding and are in full force and effect.

                  (v) To the knowledge of Hummingbird, the Owned Hummingbird IP, together with the Licensed Hummingbird IP, is sufficient for the conduct of the business of Hummingbird and its subsidiaries as currently conducted.

                  (vi) Hummingbird and its subsidiaries own all right, title and interest in the Owned Hummingbird IP, free and clear of all material Liens other than (A) encumbrances, restrictions or other obligations arising under any of the Hummingbird IP Agreements and (B) non-exclusive licenses granted by Hummingbird and its subsidiaries in the ordinary course of business.

                  (vii) Hummingbird and each of its subsidiaries have taken reasonable and appropriate steps to protect and preserve the confidentiality of the trade secrets that comprise any part of the Hummingbird IP and, to the knowledge of Hummingbird, there has been no material unauthorized use, disclosure or infringement of any such trade secrets by any person. Hummingbird and its subsidiaries have a policy requiring all employees, consultants and contractors to execute confidentiality and invention assignment agreements substantially in Hummingbird's standard form previously provided to Parent. Except as discussed in Section 3.1(v)(vii) of the Disclosure Letter, Hummingbird and its subsidiaries have obtained from all persons (including employees, consultants and contractors) who have created any material portion of, or otherwise who would have any material rights in or to, the Owned Hummingbird IP valid and enforceable written assignments of any such work, invention, improvement or other rights in favour of Hummingbird and its subsidiaries.

                  (viii) To the knowledge of Hummingbird, none of the products or services of Hummingbird or any of its subsidiaries nor any other aspect of the conduct of Hummingbird's or its subsidiaries' respective businesses has infringed upon or otherwise violated, or is infringing upon or otherwise violating, in any respect the Intellectual Property Rights of any third party. To the knowledge of Hummingbird, no third party is infringing upon in any material respect any Owned Hummingbird IP.

                  (ix) Other than as disclosed in Section 3.1(j) of the Disclosure Letter, there is no suit, claim, action, investigation or proceeding made, conducted or brought by any third party that has been served upon or, to the knowledge of Hummingbird, filed or threatened with respect to, and Hummingbird has not been notified in writing of, any alleged infringement or other violation in any material respect by Hummingbird or any of its subsidiaries of any Intellectual Property Rights of any third party. Other than as disclosed in Section 3.1(j) of the Disclosure Letter, to the knowledge of Hummingbird, there is no pending or threatened claim challenging the validity or enforceability of, or contesting Hummingbird's or any of its subsidiaries' ownership of or other rights with respect to any of the Hummingbird IP. Hummingbird and its subsidiaries are not subject to any Order of any Governmental Entity that restricts or impairs the use of any Hummingbird IP.

                  (x) Except as set forth in Section 3.1(v)(x) of the Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not result in (A) any right of termination or cancellation under any Hummingbird IP Agreement or any loss of rights in or to any Hummingbird IP that is material to the business of Hummingbird and its subsidiaries as currently conducted or (B) after consummation of the Transactions, Parent or any of its subsidiaries being required, under the terms of any agreement to which Hummingbird or any of its subsidiaries is a party, to grant any third party any license or other rights in or to any of Parent's or any of its subsidiaries' Intellectual Property Rights.

                  (xi) Except as specified in Section 3.1(v)(xi) of the Disclosure Letter, no Hummingbird product (including any Hummingbird product currently under development) contains or is distributed with any code that is, in whole or in part, subject to the provisions of any license to software that is made generally available to the public without requiring payment of fees or royalties (including without limitation any obligation or condition under any "open source" license such as, without limitation, the GNU General Public License, GNU Lesser General Public License, Mozilla Public License or BSD licenses) ("Publicly Available Software"). No Hummingbird product is subject to any license terms that require, or condition the use or distribution of such Hummingbird product on, the disclosure, licensing or distribution of any source code for any portion of such Hummingbird product.

                  (xii) To the knowledge of Hummingbird, no condition has occurred that would be sufficient to entitle the beneficiary under any source code escrow arrangement to require release of any Hummingbird Source Code. The consummation of the Transactions will not constitute a condition sufficient to entitle the beneficiary under any source code escrow arrangement to require release of any Hummingbird Source Code for any current Hummingbird product, nor to the knowledge of Hummingbird, that would require release of any source code for any former Hummingbird product.

                  (xiii) Hummingbird's and its subsidiaries' collection and dissemination of personal customer information in connection with their respective businesses has been conducted in all material respects in accordance with applicable privacy policies published or otherwise adopted by Hummingbird and its subsidiaries and any applicable Legal Requirements.

                  (xiv) There are no currently pending or, to Hummingbird's knowledge, threatened warranty claims with respect to any Hummingbird product. Section 3.1(v)(xiv) of the Disclosure Letter contains copies of the terms of Hummingbird's and its subsidiaries' current forms of standard product warranties. Except as set forth in Section 3.1(v)(xiv) of the Disclosure Letter, Hummingbird and its subsidiaries have made no express warranties with respect to any Hummingbird products other than such standard product warranties. There are no written notices by any Government Entity or any product testing laboratory stating that any product of Hummingbird and its subsidiaries is unsafe or fails to meet any standards promulgated by such Governmental Entity or testing laboratory.

                  (xv) There are no currently pending or, to Hummingbird's knowledge, threatened warranty or other claims with respect to services provided by Hummingbird or any of its subsidiaries to any Person ("Services").

         (w) Insurance. Hummingbird and its subsidiaries have policies of insurance with responsible insurers in full force and effect naming Hummingbird and its subsidiaries, as applicable, as insured which provide coverage on a basis that is customary in the industries in which it and they participate and that, having regard to the nature of their risk, are reasonable. Hummingbird and its subsidiaries have such policies of insurance as are listed in Section 3.1(w) of the Disclosure Letter, and Hummingbird is in compliance with all requirements with respect thereto.

         (x) Corrupt Practices Legislation. There have been no actions taken by or, to the knowledge of Hummingbird, on behalf of Hummingbird or its subsidiaries that would cause Hummingbird to be in violation of the Foreign Corrupt Practices Act of the United States of America or the Corruption of Foreign Public Officials Act (Canada).

         (y) Brokers and Advisors. Except for Lehman Brothers and Banc of America Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from, or to the reimbursement of any of its expenses by, Hummingbird in connection with this Agreement or the Plan of Arrangement. Hummingbird has provided to Parent a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors which are in effect at the date hereof.

         (z) Investment Canada Act. Neither Hummingbird nor any of its subsidiaries is engaged in a "cultural business" for purposes of subsection 14.1(5) of the Investment Canada Act (Canada).

         (aa) No "Collateral Benefit" Under Ontario Rule. No related party of Hummingbird (within the meaning of Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Hummingbird Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of such Rule) from Hummingbird or any of its subsidiaries as a consequence of the Transactions.

         (bb) Books and Records. The financial books, records and accounts of Hummingbird and its subsidiaries in all material respects
                  (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Hummingbird and its subsidiaries and (iii) accurately and fairly reflect the basis for the Hummingbird Financial Statements. Hummingbird has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. Hummingbird's and its subsidiaries' corporate records and minute books have been maintained in compliance in all material respects with applicable Laws and are complete and accurate in all material respects.

         (cc) Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Hummingbird or any of its subsidiaries that has or could have the effect of prohibiting, restricting or impairing any business practices of Hummingbird or such subsidiary, except as would not have a Material Adverse Effect on Hummingbird.

         (dd) Disclosure/Internal Controls. Hummingbird has designed disclosure controls and procedures to ensure that material information relating to Hummingbird, including its subsidiaries, is made known to the management of Hummingbird by others within those entities. With respect to Hummingbird's most recent annual report on Form 40-F, Hummingbird's principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Hummingbird's auditors (i) all significant deficiencies in the design or operation of the internal controls that are reasonably likely to adversely affect Hummingbird's ability to record, process, summarize and report financial data and have identified for Hummingbird's auditors any material weakness in internal controls, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Hummingbird's internal controls.

         (ee) Cash. On March 31, 2006, Hummingbird and its subsidiaries had not less than $94 million of consolidated cash (as defined by GAAP).

         (ff) Hummingbird Stock Option Plan. Since the original date of adoption by Hummingbird of its 1996 Stock Option Plan, there has not been a "Triggering Event" (as such term is defined in the Hummingbird Stock Option Plan).

3.2      Survival of Representations and Warranties

         The representations and warranties of Hummingbird contained in this Agreement shall survive, and shall not be affected by, any investigation of the subject matter thereof by Parent, Holdco, Acquisition Sub or any affiliate thereof or by any representative of any of the foregoing, or any knowledge of any such person with respect thereto. The representations and warranties of Hummingbird contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

                                   ARTICLE 4
                   REPRESENTATIONS AND WARRANTIES OF PARENT,
                           HOLDCO AND ACQUISITION SUB

4.1      Representations and Warranties

         Each of Parent, Holdco and Acquisition Sub hereby represents and warrants to and in favour of Hummingbird as follows and acknowledges that Hummingbird is relying upon such representations and warranties in connection with the entering into of this Agreement:

         (a) Organization and Qualification. Each of Parent, Holdco and Acquisition Sub is a corporation duly incorporated or an entity duly created, validly existing and in good standing under the laws of its jurisdiction of incorporation, continuance or creation and has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted.

         (b) Authority Relative to this Agreement. Each of Parent, Holdco and Acquisition Sub has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder and to fulfill its obligations under the Arrangement. The execution, delivery and performance of this Agreement and the completion of the Plan of Arrangement by each of Parent, Holdco and Acquisition Sub contemplated hereby have been duly authorized by the Board of Directors or equivalent governing body of each of Parent, Holdco and Acquisition Sub and no other corporate proceedings on the part of Parent, Holdco and Acquisition Sub are necessary to authorize the execution and delivery by it of this Agreement or the making or completion of the Plan of Arrangement. This Agreement has been duly executed and delivered by each of Parent, Holdco and Acquisition Sub and constitutes a legal, valid and binding obligation of each of Parent, Holdco and Acquisition Sub enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

         (c)      No Violations.

                  (i) Neither the execution and delivery of this Agreement by each of Parent, Holdco and Acquisition Sub nor the completion of the Arrangement nor compliance by each of Parent, Holdco and Acquisition Sub with any of the provisions hereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the respective charters or by-laws or other comparable organizational documents of each of Parent, Holdco and Acquisition Sub or (B) any material contract or other instrument or obligation to which Parent, Holdco and Acquisition Sub is a party or to which it, or any of its properties or assets, may be subject or by which Parent, Holdco or Acquisition Sub is bound (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations or accelerations, or any consents, approvals or notices which, if not given or received, would not, in each case, individually or in the aggregate, materially adversely affect the ability of any of Parent, Holdco or Acquisition Sub to perform its obligations under this Agreement).

                  (ii) Subject to obtaining the Regulatory Approvals and other than in connection with or in compliance with the provisions of applicable corporate, competition, antitrust and securities Laws, (A) there is no legal impediment to the completion of the Plan of Arrangement by Parent, Holdco or Acquisition Sub, and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Parent, Holdco or Acquisition Sub in connection with completion of the Plan of Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not prevent or materially delay the making and completion of the Plan of Arrangement by Parent, Holdco or Acquisition Sub.

         (d) Commitment Letters. Parent has delivered to Hummingbird true and complete copies of a fully executed commitment letter from Tennenbaum Capital Partners, LLC (the "T Commitment Letter") and a fully executed commitment letter from Wells Fargo Foothill, Inc. (the "W Commitment Letter", together with the T Commitment Letter, the "Commitment Letters"), in an aggregate amount which, together with the loans from Lender Sub referred to in Section 2.3 of the Plan of Arrangement and a direct or indirect equity investment by Symphony Technology Group, LLC (and/or an affiliate and/or any other person acceptable to the lenders under the Commitment Letters) in Parent, Holdco or Acquisition Sub, will provide sufficient funds to permit Acquisition Sub, subject to the satisfaction of all relevant conditions set forth in this Agreement, to pay the Purchase Price in respect of, in reliance on the representations and warranties of Hummingbird regarding, each of the outstanding Hummingbird Shares.

         (e) Litigation. There is no litigation pending or, to the knowledge of William Chisholm, Managing Director of Parent, threatened against Parent, Holdco or Acquisition Sub that, if determined adversely to Parent, Holdco or Acquisition Sub, would materially adversely affect the ability of Parent, Holdco or Acquisition Sub to consummate the Transactions.

4.2      Survival of Representations and Warranties

         The representations and warranties of Parent, Holdco and Acquisition Sub contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

                                   ARTICLE 5
                                   COVENANTS

5.1      Covenants of Hummingbird Regarding the Conduct of Business

         Hummingbird covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or as is otherwise expressly permitted or specifically contemplated by this Agreement or set forth in the Disclosure Letter:

         (a) the business of Hummingbird and its subsidiaries shall be conducted only, and Hummingbird and its subsidiaries shall not take any action except, in the usual and ordinary course of business consistent with past practice, and Hummingbird shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, customers, employees, goodwill and business relationships and, without limiting the generality of the foregoing, neither Hummingbird nor any of its subsidiaries shall manage accounts receivable other than in the ordinary course of business in a manner comparable to the management of accounts receivable in the 12 months preceding the date hereof;

         (b) Hummingbird shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Hummingbird Shares owned by any person or the securities of any subsidiary owned by a person other than Hummingbird or a subsidiary of Hummingbird; (iii) issue, grant, sell, encumber or pledge or authorize or agree to issue, grant, sell, encumber or pledge any shares of Hummingbird or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Hummingbird or its subsidiaries or any other ownership interest (including any phantom interest or other right linked to any shares of Hummingbird or its subsidiaries in any manner), other than (A) the issuance of Hummingbird Shares issuable pursuant to the terms of the Hummingbird Options that are outstanding as of the date of this Agreement, or (B) transactions between two or more

                  Hummingbird wholly-owned subsidiaries or between Hummingbird and a Hummingbird wholly-owned subsidiary; (iv) redeem, purchase or otherwise acquire any of its outstanding securities, other than in transactions between two or more Hummingbird wholly-owned subsidiaries or between Hummingbird and a Hummingbird wholly-owned subsidiary; (v) amend the terms of any of its securities or reclassify, combine, split or subdivide any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Hummingbird or any of its subsidiaries, or undertake any merger, consolidation or a reorganization of Hummingbird or any of its subsidiaries except as such plans have been explicitly set forth in this Agreement; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make any material Tax election or settle or compromise any material Tax liability; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

         (c) Hummingbird shall promptly notify Parent in writing of any circumstance or development that has had or would have a Material Adverse Effect on Hummingbird or any change in any material fact set forth in the Disclosure Letter;

         (d) Hummingbird shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) except sales of inventory or obsolete items in the ordinary course of business consistent with past practice, sell, pledge, lease, dispose of or encumber any assets of Hummingbird or of any subsidiary; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities or contributions of capital (other than to wholly-owned subsidiaries), (iii) acquire any material property or assets of any other person except for purchases of inventory in the ordinary course of business;
                  (iv) other than loans between one or more of Hummingbird and its wholly-owned subsidiaries for purposes of funding Lender Sub for purposes of this Agreement, incur any indebtedness for borrowed money or for any other liability or obligation of a financial nature or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances except for inter-company loans and borrowings under existing credit facilities, in each case in the ordinary course and consistent with past practices; (v) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Hummingbird Financial Statements or made in the ordinary course of business consistent with past practice; (vi) waive, release, grant or transfer any rights of material value;
                  (vii) make or commit to make capital expenditures that, together with capital expenditure made or committed to be made since March 31, 2006, are, in the aggregate, in excess of $1,500,000; (viii) take any action or make any change with respect to accounting policies or procedures, other than actions or changes required by GAAP or by applicable Law or as set forth in the Hummingbird Financial Statements; (ix) take any action that would cause any of the representations or warranties set forth in Article 3 to be untrue as of the date of this Agreement or as of the Effective Time or (x) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

         (e) Hummingbird shall not, and shall not permit any of its subsidiaries to, directly or indirectly, enter into, terminate or modify any Material Contract (including Material Contracts listed or referred to in the Disclosure Letter) outside the ordinary course of business consistent with past practice, provided that the restrictions in this Section 5.1(e) shall not apply to entering into, modifying or terminating Material Contracts: (i) that do not involve the receipt or payment by Hummingbird or any of its subsidiaries of more than $500,000, in the aggregate, over the remaining life of the contract, or (ii) that have a term of less than 24 months and are terminable by Hummingbird or its subsidiaries on notice of six months or less (both prior to and following any such modification);

         (f) neither Hummingbird nor any of its subsidiaries shall (i) grant to any officer, director or employee of Hummingbird or any of its subsidiaries an increase in compensation in any form, except in the ordinary course of business, or in connection with promotions of employees who are not officers or directors of Hummingbird or any of its subsidiaries, (ii) grant any general salary increase except in the ordinary course of business, (iii) make any loan to any officer, director or employee of Hummingbird or any of its subsidiaries, (iv) take any action with respect to the grant of any bonus or similar payment or benefit to, or the grant of any severance, retention, retirement or termination pay to or, except in connection with new hires of employees who are not officers or directors of Hummingbird or any of its subsidiaries in the ordinary course of business, the entering into of any employment agreement with any officer, director or employee of Hummingbird or any of its subsidiaries (other than as required by applicable Law or employment agreements, or severance plans, agreements or arrangements in existence on the date hereof), (v) increase any benefits payable under its current severance or termination pay policies, or (vi) adopt or amend in any material respect or make any voluntary contribution to any Hummingbird Plan;

         (g) Hummingbird shall not, and shall not permit any of its subsidiaries to, hire any employee except for (i) the replacement of any current employee whose employment with Hummingbird or any subsidiary is terminated or resigns for any reason (with such replacement employee receiving substantially similar or lesser compensation and benefits as such terminated or resigned employee) and (ii) a new employee who does not replace any current employee pursuant to clause
                  (i) above (A) whose annual noncontingent cash compensation and annual target commission payments does not exceed, in the aggregate, $250,000 and (B) whose annual noncontingent cash compensation and annual target commission or bonus payments, when aggregated with the annual noncontingent cash compensation and annual target commission or bonus payments of all other such new employees, does not exceed $2,000,000;

         (h) Hummingbird shall, whether through its Board of Directors or otherwise, facilitate as necessary the acceleration of the vesting of any unvested Hummingbird Options under the Hummingbird Stock Option Plan but shall not otherwise amend, vary or modify the Hummingbird Stock Option Plan or any Hummingbird Options;

         (i) Hummingbird shall not, and shall not permit any of its subsidiaries to, settle or compromise (i) any material action, claim or proceeding brought against it and/or any of its subsidiaries, except with respect to such settlements and compromises that do not, in the aggregate, oblige Hummingbird and its subsidiaries to make cash payments exceeding $1,000,000; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities or any other person in connection with the transactions contemplated by this Agreement or the Arrangement;

         (j) Hummingbird shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Hummingbird or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Hummingbird or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date hereof

         (k) Hummingbird shall not approve, adopt or implement a shareholder rights plan or similar poison pill arrangement; and

         (l) Hummingbird shall provide to Parent, as soon as practicable, but in no event later than the 14th day, following the end of each calendar month, a calculation of the amount of cash of Lender Sub and the additional aggregate amount of cash of Hummingbird and its subsidiaries, in each case as of the end of such month.

5.2      Covenants of Hummingbird Regarding the Performance of Obligations

         Subject to Section 7.1, Hummingbird shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Hummingbird or any of its subsidiaries under this Agreement, co-operate with Parent in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Hummingbird shall and, where appropriate, shall cause its subsidiaries to:

         (a) subject to Section 2.5, carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Law may impose on Hummingbird or its subsidiaries with respect to the Arrangement;

         (b) apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Hummingbird or any of its subsidiaries which are required in order to consummate the Arrangement under this Agreement and, in doing so, keep Parent reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Parent with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Parent to provide its comments thereon; provided that Hummingbird shall not make any commitments, provide any undertakings or assume any obligations, in each case that are or could reasonably be expected to be material to Hummingbird or Parent without the prior written consent of Parent, which shall not be unreasonably withheld or delayed;

         (c) subject to the approval of the Arrangement Resolution at the Meeting in accordance with the provisions of the Interim Order, (i) it will as soon as practicable thereafter, file, proceed with and diligently pursue an application for the Final Order in cooperation with Parent and Acquisition Sub and, in applying for the Final Order, it will seek to cause the terms thereof to be consistent with the provisions of this Agreement and will oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and (ii) if at any time after the issuance of the Final Order and prior to the Effective Date, Hummingbird is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Parent and Acquisition Sub;

         (d) furnish promptly to Parent and Acquisition Sub a copy of each notice, report, schedule or other document or communication delivered or filed by Hummingbird in connection with the Arrangement or the Interim Order or the Meeting with any Governmental Entity in connection with, or in any way affecting, the transactions contemplated herein;

         (e) defend all lawsuits or other legal, regulatory or other proceedings against Hummingbird challenging or affecting this Agreement or the making or completion of the Arrangement;

         (f) use commercially reasonable efforts to assist in effecting the resignations of the Hummingbird directors and cause them to be replaced as of the Effective Date by persons nominated by Parent;

         (g) use commercially reasonable efforts to: (i) assist Parent in obtaining all Regulatory Approvals referred to in Section 5.3(1)(a); (ii) obtain all necessary or desirable consents, waivers or approvals under Material Contracts, including those consents set forth in Section 3.1(d) of the Disclosure Letter; provided that Hummingbird and its subsidiaries shall not, without the prior written consent of Parent (not to be unreasonably withheld or delayed), pay or commit to pay any money or issue or commit to issue any guarantee of any obligations in connection with Hummingbird obtaining such consents, waivers or approvals; and (iii) give all necessary or desirable notices under material Contracts, including those notices set forth in Section 3.1(d) of the Disclosure Letter;

         (h) provide, on a timely basis, all reasonable cooperation in connection with the arrangement of any financing as may be reasonably requested by Parent, including (i) participation in meetings and due diligence sessions upon reasonable notice, (ii) furnishing Parent and its financing sources with historical financial and other pertinent information regarding Hummingbird and is subsidiaries as may be reasonably requested by Parent, including historical financial statements and financial data, (iii) providing Parent with historical financial data to be used by Parent in connection with its financing of the Transactions, (iv) providing and executing documents as may be reasonably requested by Parent, and (v) reasonably facilitating the provision and registration of security and pledge of collateral (including, without limitation, facilitating or obtaining any title policies or surveys, removing liens or encumbrances and providing affidavits, indemnity or other assurance reasonably requested); provided that (A) none of Hummingbird or any subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with any such financing prior to the Effective Time and (B) nothing in this Section 5.2(h) shall be deemed to govern the matters covered by Section 5.2(i);

         (i) provide, on a timely basis, all reasonable cooperation in connection with any dealings by Parent with any Canadian Tax authority or Canadian Governmental Entity with oversight of any Canadian Tax matters concerning any element of the Transactions (including, without limitation, any element that may be effected after the Effective Time by Parent) as may be requested by Parent, including (i) participation in meetings,
                  (ii) furnishing Parent (or the relevant Governmental Entity) with historical financial and other pertinent information regarding Hummingbird and its subsidiaries as may be reasonably requested by Parent and (iii) if required, providing and executing an advance income tax ruling request and documents related thereto; provided that Parent covenants and agrees that no advance income tax ruling request or other submissions of any kind shall be made to the Canada Revenue Agency or any other Canadian Tax Authority or Canadian Governmental Entity with respect to Canadian Tax matters that identify or relate to Hummingbird or any of its subsidiaries in any way without Hummingbird's prior written consent, such consent not to be unreasonably withheld, delayed or conditioned;

         (j) provide or cause to be provided to Parent from time to time all proxy return information and dissent notices with respect to the Meeting on a timely basis;

         (k) provide lists of Hummingbird Shareholders prepared by its transfer agent and a list of holders of Hummingbird Options (with full particulars as to the purchase, exercise or conversion price, vesting and expiry date) as well as a security position listing from each depositary, including The Canadian Depositary for Securities Limited, and deliver any such lists to Parent promptly following the date hereof and promptly deliver to Parent upon demand thereafter supplemental lists setting out changes thereto; and

         (l)      subject to applicable Laws,

                  (i) provide, on a timely basis, all reasonable cooperation in connection with Parent's structuring of the Transactions as may be reasonably requested by Parent, including effecting, at Parent's expense, such reorganizations of its business, operations and assets or such other transactions as Parent may reasonably request (each, a "Pre-Acquisition Reorganization"), provided that Hummingbird shall not be obligated to effect any Pre-Acquisition Reorganization which, in the opinion of Hummingbird, would prejudice it or the Hummingbird Shareholders, or would impede or materially delay the completion of the transactions contemplated hereby,

                  (ii) assist Parent in developing the detailed operating, staffing, financial and other business models for Hummingbird's consolidated business in order to facilitate prompt implementation of such models following the Effective Time,

                  (iii) not take material action inconsistent with such models except where necessary, in the opinion of Hummingbird, to avoid prejudice to it or the Hummingbird Shareholders or to avoid impeding or materially delaying the completion of the transactions contemplated hereby and

                  (iv) at the request of Parent made at any time following the expiration or termination of the waiting or review period under the HSR Act, the Competition Act (Canada), the Investment Canada Act (Canada) or under any other anti-trust, competition or merger-review Law, commence implementation of such models at Parent's expense to the extent that such implementation would not, in the opinion of Hummingbird, prejudice it or the Hummingbird Shareholders, or impede or materially delay the completion of the transactions contemplated hereby, provided that in no event shall Hummingbird be obligated to terminate any employees.

5.3      Covenants of Parent Regarding the Performance of Obligations

         (1) Parent shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Parent or any of its subsidiaries under this Agreement, co-operate with Hummingbird in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Parent shall and where appropriate shall cause its subsidiaries to:

         (a) apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Parent or any of its subsidiaries which are required in order to consummate the Arrangement under this Agreement and, in doing so, keep Hummingbird reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Hummingbird with copies of all related applications and notifications excluding any part thereof constituting confidential and/or privileged information, in draft form, in order for Hummingbird to provide its reasonable comments thereon; provided that, for greater certainty, nothing contained in this Agreement shall restrict or limit Parent from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law; provided further that nothing herein shall require Parent to make any such commitments, provide any such undertakings or assume any such obligations;

         (b) use commercially reasonable efforts to: (i) assist Hummingbird in obtaining the Regulatory Approvals referred to in Section 5.2(b); and (ii) assist Hummingbird in obtaining all consents, waivers or approvals that Hummingbird is to use commercially reasonable efforts to obtain pursuant to Section 5.2(g), provided that Parent shall not be obligated to pay any fees or guarantee any obligations in connection with Hummingbird obtaining such consents, waivers or approvals;

         (c) furnish promptly to Hummingbird a copy of each notice, report, schedule or other document or communication delivered or filed by Parent in connection with the Arrangement or the Interim Order or the Meeting with any Governmental Entity in connection with, or in any way affecting, the transactions contemplated herein excluding any part thereof constituting confidential and/or privileged information;

         (d) defend all lawsuits or other legal, regulatory or other proceedings against Parent challenging or affecting this Agreement or the making or completion of the Arrangement; and

         (e) without the consent of Hummingbird, which shall not be unreasonably withheld or delayed, not amend the agreement among Parent, Holdco, Acquisition Sub and Fred Sorkin (as a Hummingbird shareholder) or the agreement among Parent, Holdco, Acquisition Sub and Alan Barry Litwin (as a Hummingbird shareholder), in each case providing for, among other things, the Hummingbird shareholder voting in favour of the Plan of Arrangement at the Meeting;

         (2) Each of Parent, Holdco and Acquisition Sub shall use commercially reasonable efforts to ensure that Acquisition Sub has funds in an amount not less than the Maximum Cash Amount to be deposited with the Depositary no later than immediately prior to the Effective Time.

         (3) During the period commencing following the Effective Time and ending on (and including) December 31, 2006, Parent shall, or shall cause Holdco or Acquisition Sub to, provide continuing Hummingbird employees with employee benefit plans, programs and arrangements which are substantially comparable in the aggregate to those employee benefit plans, programs and arrangements maintained by Hummingbird and its subsidiaries as of the Effective

Date. Parent shall, or shall cause Holdco or Acquisition Sub to, give full credit for purposes of eligibility and vesting, (but not benefit accrual) and determination of the level of benefits under any employee benefit plans or arrangements maintained by the Parent, Holdco, Acquisition Sub or any subsidiary of the Parent for such Hummingbird employees' service with Hummingbird or any subsidiary of Hummingbird to the same extent recognized by Hummingbird immediately prior to the Effective Date. Subject to the requirements of plan carriers, Parent shall, or shall cause Holdco or Acquisition Sub to, waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Hummingbird employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Date under any welfare benefit plan maintained for the Hummingbird employees immediately prior to the Effective Date. For greater certainty, nothing in this Agreement shall obligate Parent, Holdco, Acquisition Sub, Hummingbird or any of their respective affiliates or subsidiaries: to retain, continue the employment of or offer employment to any person, including any past, present or future director, officer or employee of Hummingbird or any of its subsidiaries; or to make any payment or perform any obligation in connection with the termination or cessation of employment of, or the provision of services by, any person (other than such minimum statutory notice and severance obligations prescribed by applicable Canadian provincial employment standards legislation or such similar or equivalent obligations prescribed by similar or equivalent legislation in other jurisdictions).

5.4      Mutual Covenants

         Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

         (a) subject to the limitations set forth in Sections 5.2 and 5.3, it shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to, subject to the limitations set forth in Sections 5.2 and 5.3: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement;
                  (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; and

         (b) it shall not take any action or refrain from taking any commercially reasonable action which is inconsistent with this Agreement, including, without limitation, purporting to terminate this Agreement other than in accordance with
                  Section 8.2(1), or which could reasonably be expected to impede the consummation of the transactions contemplated by this Agreement.

5.5      Cash; Accounts Payable and Accounts Receivable

         (1) Hummingbird agrees that it shall use its commercially reasonable efforts to ensure that Lender Sub shall have such amount of cash of Hummingbird or its subsidiaries that Parent requests sufficiently in advance of the Effective Date to be used for the purpose of consummating the Transactions (which additional cash shall not be in an amount that would reasonably be expected to result in a breach of Section 5.5(2)), provided that Hummingbird shall in any event ensure that Lender Sub shall have not less than the Loan Amount in cash immediately prior to the Effective Time. In connection with the completion of the Plan of Arrangement and as set forth in the Plan of Arrangement, Lender Sub will make a loan to Acquisition Sub in an amount equal to the sum of (a) the Share Loan Amount, plus (b) any additional cash of Hummingbird or its subsidiaries that Parent requests in accordance with the foregoing. In connection with the completion of the Plan of Arrangement and as set forth in the Plan of Arrangement, Lender Sub will make a loan to Hummingbird in an amount equal to the Option Loan Amount to be used to satisfy the payment obligations of Hummingbird under Section 2.3(b) of the Plan of Arrangement. Each of Hummingbird and Parent will consult and cooperate with each other to accomplish the cash transfers contemplated by this Section 5.5(1) in a commercially reasonable manner. Hummingbird agrees that it shall ensure that none of the cash constituting the loan referred to in the second sentence of this Section 5.1(1) shall have come from Hummingbird or any of its subsidiaries organized or incorporated under the laws of Canada or any jurisdiction in Canada.

         (2) Hummingbird agrees that it shall ensure that Hummingbird and its subsidiaries shall have, immediately prior to three minutes after the Effective Time (and, without limitation, after disbursement of the loans referred to in the second and third sentences of Section 5.5(1), the deposit of funds contemplated by Section 6.3(e) and the payments of the amounts contemplated under Sections 2.3(b) and 2.3(c) of the Plan of Arrangement), consolidated cash (as defined by GAAP) in an amount which is not less that the sum of:

                  (i) Hummingbird's then-current bona fide estimate of all of the fees, costs and expenses (including legal fees, accounting fees, financial advisory fees, regulatory fees, disbursements of advisors and printing and mailing costs) that Hummingbird and any of its subsidiaries has incurred, or will incur, in connection with this Agreement and the Transactions which have not already been paid (but, for greater certainty, not including any such fees of Parent, Holdco or Acquisition Sub or the fees or expenses of the lenders under the Commitment Letters in connection with the Commitment Letters or the related loans by such lenders), plus

                  (ii) Hummingbird's then current bona fide estimate of amounts payable to the selling shareholders under the acquisition agreement pursuant to which

                           Hummingbird acquired on June 21, 2005 RedDot
                           Solutions AG in full and final satisfaction of all amounts owing to such selling shareholders under the provisions providing for contingent payments by Hummingbird based on the financial performance of RedDot Solutions AG for its fiscal year ended December 31, 2005 which have not already been paid, plus

                  (iii)    (A)      if the Effective Time is on or before July
                                    31, 2006, $19 million;

                           (B) if the Effective Time is on any date after July 31, 2006 and on or before August 31, 2006, the sum of (1) $19 million plus (2) the amount obtained by multiplying $96,774 by the number of days in the period commencing on (and including) August 1, 2006 and ending on (and including) such date; or

                           (C) if the Effective Time is after August 31, 2006, $22 million, plus

                  (iv) if the consolidated accounts payable (as defined by GAAP) of Hummingbird and its subsidiaries is greater than $13,500,000, the amount of such difference.

         For purposes of this calculation, any cash made available as a result of the amalgamation of Acquisition Sub and Hummingbird pursuant to the Arrangement to Acquisition Sub or the company continuing from such amalgamation shall be disregarded.

5.6      Deliveries

         In connection with the Effective Time, Hummingbird shall deliver to
Parent: (a) a certificate of compliance for Hummingbird issued pursuant to the CBCA dated within three (3) days prior to the Effective Date; (b) a certified copy of the resolutions of the Board of Directors of Hummingbird and the Hummingbird Shareholders approving the Transactions; (c) a certified copy of Hummingbird's constating documents; and (d) such other documents relating to the transactions contemplated by this Agreement as Parent may reasonably request.

5.7      Interim Financials

         Hummingbird's unaudited interim financial statements as at and for the nine months ended June 30, 2006 (including the notes thereto and related MD&A) (the "Interim Financials"): (a) will comply in all material respects with Securities Laws. The Interim Financials will be prepared in accordance with GAAP consistently applied (except (a) as otherwise indicated in such financial statements and the notes thereto, (b) as unaudited interim statements they are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (c) as items in such financial statements have been reclassified) and will fairly present, in all material respects, the consolidated financial position, results of operations and changes in financial position of Hummingbird and its subsidiaries as of the dates thereof and for the periods indicated therein (subject to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all material contingent liabilities, if any, of Hummingbird and its subsidiaries on a consolidated basis.

                                   ARTICLE 6
                           CONDITIONS TO ARRANGEMENT

6.1      Conditions to the Obligations of Each Party

         The respective obligations of Parent and Hummingbird to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following conditions:

         (a) Hummingbird Shareholder Approval. The Arrangement Resolution shall have been approved, adopted and authorized by the Shareholder Approval at the Meeting, or at any adjournment or postponement thereof, in accordance with the CBCA and the Interim Order.

         (b) Court Orders. The Interim Order and the Final Order shall have been obtained in form and substance reasonably satisfactory to each of Parent and Hummingbird and shall not have been set aside or modified in a manner that is reasonably unacceptable to such Parties, acting reasonably, on appeal or otherwise.

         (c) No Contrary Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

         (d) Regulatory Approvals. All Regulatory Approvals shall have been obtained or concluded.

         (e) Proceedings. There shall not be pending or overtly, threatened by or before any Governmental Entity any proceeding seeking an injunction, judgment, decree or other order to prevent or challenge the consummation of the Arrangement or any of the other transactions contemplated hereby.

6.2      Conditions to the Obligations of Parent

         The obligations of Parent to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following additional conditions (and in the case of Section 6.2(a) and Section 6.2(b)(i), subject to Section 8.2(3)):

         (a) Representations and Warranties. (i) Disregarding any Material Adverse Effect or materiality qualifiers contained therein, all representations and warranties of Hummingbird set forth in this Agreement other than the Identified Hummingbird Representations and the Identified Hummingbird Monetary Representations shall be true and correct in all respects except to the extent the failure of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect on Hummingbird, (ii) the Identified Hummingbird Representations shall be true and correct in all respects except to the extent that a failure of such representations or warranties to be so true and correct relates to the number of Hummingbird Shares issuable upon the exercise of Hummingbird Options and the true and correct number of

                  Hummingbird Shares issuable upon the exercise of Hummingbird Options does not exceed the number of such Hummingbird Shares set out in Section 3.1(e) by more than 25,000, and (iii) the Identified Hummingbird Monetary Representations shall be true and correct in all respects except to the extent that any and all deficiencies in the monetary amount(s) disclosed by Hummingbird in the Hummingbird Monetary Representation(s) that are not true and correct do not exceed, in the aggregate, $500,000, in the case of each of (i), (ii) and
                  (iii): (A) as of the date of this Agreement and (B) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case
                  (1) disregarding any Material Adverse Effect or materiality qualifiers contained therein, all representations and warranties other than the Identified Hummingbird Representations and the Identified Hummingbird Monetary Representations shall be true and correct in all respects as of such date except to the extent the failure of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect on Hummingbird, (2) the Identified Hummingbird Representations shall be true and correct in all respects as of such date except to the extent that a failure of such representations or warranties to be so true and correct relates to the number of Hummingbird Shares issuable upon the exercise of Hummingbird Options and the true and correct number of Hummingbird Shares issuable upon the exercise of Hummingbird Options does not exceed the number of such Hummingbird Shares set out in Section 3.1(e) by more than 25,000, and (3) the Identified Hummingbird Monetary Representations shall be true and correct in all respects as of such date except to the extent that any and all deficiencies in the monetary amount(s) disclosed by Hummingbird in the Hummingbird Monetary Representation(s) that are not true and correct do not exceed, in the aggregate, $500,000).

         (b) Agreements and Covenants. Hummingbird shall have performed or complied: (i) in all material respects with all agreements and covenants required by this Agreement (other than Sections 5.5, 7.1 and 7.2) to be performed or complied with by Hummingbird at or prior to the Effective Time; and (ii) in all respects with Section 5.5 immediately prior to the Effective Time and Sections 7.1 and 7.2 at and prior to the Effective Time.

         (c) Officer's Certificate. Hummingbird shall have delivered to Parent a certificate, dated the Effective Date, signed by each of the chief executive officer and the chief financial officer of Hummingbird (on Hummingbird's behalf and without personal liability), certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 6.2(a) and 6.2(b).

         (d) Dissent. Dissent Rights shall not have been exercised and remain outstanding at the Effective Time with respect to more than 10% of the outstanding Hummingbird Shares in connection with the Arrangement.

         (e) Satisfaction of Commitment Letter Conditions. The satisfaction, in accordance with the terms of the Commitment Letters as in effect as of the date hereof, of the conditions precedent set forth in the Commitment Letters other than the conditions relating to the direct or indirect equity investment by Symphony Technology Group, LLC (and/or any affiliate and/or any other person acceptable to the lenders under the Commitment Letters) in Parent, Holdco or Acquisition Sub.

         (f) RedDot Solutions AG. Hummingbird shall have paid not more than 13,500,000 Euros to the selling shareholders under the acquisition agreement pursuant to which Hummingbird acquired on June 21, 2005 RedDot Solutions AG in full and final satisfaction of all amounts owing to such selling shareholders under the provisions providing for contingent payments by Hummingbird based on the financial performance of RedDot Solutions AG for its fiscal year ended December 31, 2005.

6.3      Conditions to the Obligations of Hummingbird

         The obligations of Hummingbird to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following additional conditions (and in the case of Section 6.3(a) and Section 6.3(b), subject to Section 8.2(3)):

         (a) Representations and Warranties. The representations and warranties of Parent in this Agreement that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, (i) as of the date of this Agreement and (ii) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case such representations and warranties that are qualified by materiality shall be true and correct as of such date and all other representations and warranties shall be true and correct in all material respects as of such date).

         (b) Agreements and Covenants. Parent shall have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by Parent at or prior to the Effective Time.

         (c) Officer's Certificate. Parent shall have delivered to Hummingbird a certificate, dated the Effective Date, signed by an officer of Parent (on Parent's behalf and without personal liability), certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 6.3(a) and 6.3(b).

         (d) Authority. The Board of Directors of each of Parent and Acquisition Sub shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by each of Parent and Acquisition Sub to permit the consummation of the Transactions.

         (e) Deposit. Parent shall have deposited, or caused Acquisition Sub to deposit, with the Depositary in escrow the Maximum Cash Amount.

                                   ARTICLE 7
                             ADDITIONAL AGREEMENTS

7.1      Non-Solicitation

         (1) Hummingbird shall not, directly or indirectly, through any officer, director, employee, representative or agent of Hummingbird or any of its subsidiaries, (a) solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding, but excluding compliance by Hummingbird with its continuous reporting obligations under applicable securities Laws in the ordinary course consistent with past practice) any inquiries or proposals regarding, constituting or that would reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding an Acquisition Proposal, (c) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval of the Board of Directors of Hummingbird of the Plan of Arrangement, (d) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (e) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Agreement shall prevent the Board of Directors of Hummingbird from taking any of the actions described in clauses (a) through (e) above in respect of an unsolicited bona fide written Acquisition Proposal received after the date hereof that:

         (a) did not result from a breach of any agreement between the person making such Acquisition Proposal and Hummingbird or any of its subsidiaries, or this Section 7.1;

         (b) involves not less than 66? percent of the outstanding Hummingbird Shares or not less than 66? percent of the consolidated assets (measured on a fair value) of Hummingbird; and

         (c) in respect of which the Board of Directors of Hummingbird determines in its good faith judgment pursuant to the exercise of its fiduciary duties under applicable Laws, after consultation with its financial advisors and its outside counsel, that there is a substantial likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that: (i) is reasonably capable of completion in accordance with its terms without significant additional delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (ii) is more favourable from a financial point of view to Hummingbird Shareholders than under the Plan of Arrangement on a cash-equivalent basis taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal (including any proposal made by Parent or Acquisition Sub in response to such Acquisition Proposal or otherwise)

(any such Acquisition Proposal being referred to herein as a "Superior
Proposal").

         (2) Hummingbird shall, and shall cause the officers, directors, employees, representatives and agents of Hummingbird and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Parent) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Hummingbird agrees not to release any third party from (a) any confidentiality agreement or
(b) any standstill agreement or provision in each case to which such third party is a party unless such third party has made a Superior Proposal and Hummingbird has accepted such Superior Proposal. Hummingbird shall immediately following the public announcement by the Parties of this Agreement request the return or destruction of all information provided to any third party which, at any time since January 1, 2005, has entered into a confidentiality agreement with Hummingbird relating to a potential Acquisition Proposal except to the extent that a request has previously been made that such information be returned or destroyed, and, upon the request of Parent, shall use all commercially reasonable efforts to ensure that such requests are honoured.

         (3) Hummingbird shall immediately notify Parent of, at first orally and then, within 24 hours, in writing, any Acquisition Proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Hummingbird or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Hummingbird or any of its subsidiaries by any person that informs Hummingbird or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. Hummingbird shall keep Parent promptly and reasonably informed from time to time of the status, including any change to the material terms of any such Acquisition Proposal or inquiry. Such notice shall include or be accompanied by a copy of all documentation relating to any Acquisition Proposal and any amendment thereto and a description of all material terms of any oral or other communications related to any Acquisition Proposal, including the identity of the person making such Acquisition Proposal and such other details as Parent may reasonably request.

         (4) If Hummingbird receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal, Hummingbird may request clarifications in writing from such person solely for purposes of valuing, and solely in respect of, any non-cash consideration that is offered under such Acquisition Proposal, provided that such clarifications are reasonably necessary as part of the efforts of the Board of Directors of Hummingbird to ascertain whether such Acquisition Proposal is, or is reasonably likely to be, if consummated in accordance with its terms, a Superior Proposal. If Hummingbird receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board of Directors of Hummingbird determines that such proposal would reasonably likely be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board of Directors of Hummingbird may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement, provide such person with access in accordance with subsection (1) to such information regarding Hummingbird, acting reasonably, provided however that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Hummingbird sends immediately a copy of any such confidentiality agreement to Parent upon its execution and Parent is immediately provided with a list and copies of all information provided to such person not previously provided to

Parent and is immediately provided with access to information similar to that which was provided to such person.

         (5) Hummingbird shall ensure that its officers and directors and those of its subsidiaries and any financial or other advisors, agents or representatives retained by it are aware of the provisions of this Section, and Hummingbird shall be responsible for any breach of this Section by any such person or its advisors or representatives.

         (6) Nothing contained in this Section 7.1 shall prohibit the Board of Directors of Hummingbird from making any disclosure to all of the Hummingbird Shareholders prior to the Outside Date if, in the good faith judgment of the Board of Directors of Hummingbird, after consultation with outside counsel, the failure to make such disclosure would be inconsistent with its fiduciary duties or would contravene applicable Laws (including Section 99 of the Securities Act (Ontario)), provided that any such disclosure that relates to an Acquisition Proposal shall be deemed to constitute a basis for termination of this Agreement by Parent pursuant to Section 8.2(1)(e) unless the Board of Directors of Hummingbird reaffirms its recommendation to the Hummingbird Shareholders to accept the Offer in such disclosure.

7.2      Right to Match

         (1) Subject to Section 7.2(2), Hummingbird covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)) unless:

         (a)      Hummingbird has complied with its obligations under Section
                  7.1 and the other provisions of this Article 7 and has provided Parent with a copy of all material documentation and a summary of any material oral or other communications relating to the Superior Proposal (the "Superior Proposal Information");

         (b) a period (the "Response Period") of five (5) business days shall have elapsed from the date on which Parent received both the Superior Proposal Information together with written notice from the Board of Directors of Hummingbird that the Board of Directors of Hummingbird determined, subject only to compliance with this Section 7.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal Information; and

         (c) if the Response Period would not terminate on or before the date fixed for the Meeting, Hummingbird shall, upon the written request of Parent, adjourn the Meeting to a date selected by Parent that is not less than two nor more than 20 business days after the expiration of the Response Period.

         (2) During the Response Period, Parent will have the right, but not the obligation, to offer to amend the terms of the Transactions. The Board of Directors of Hummingbird will review any such proposal by Parent to amend the terms of the Transactions, including an increase in, or modification of, the consideration to be received by the holders of Hummingbird Shares, to determine whether the Acquisition Proposal to which Parent is responding would be a Superior Proposal when assessed against the Transactions as it is proposed by Parent to be amended. If the Board of Directors of Hummingbird does not so determine, the Board of Directors of Hummingbird will promptly reaffirm its recommendation of the Transactions as amended and Hummingbird will not implement the proposed Superior Proposal. If the Board of Directors of Hummingbird does so determine, Hummingbird may on termination of this Agreement in accordance with Section 8.2(1)(g) and payment of the fee to Parent pursuant to Section 7.3, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

         (3) Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Hummingbird Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.2 and Parent shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.3      Certain Payments

         (1) Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, in the event that:

         (a)      Parent has terminated this Agreement pursuant to Section
                  8.2(1)(e);

         (b) Hummingbird has terminated this Agreement pursuant to Section 8.2(1)(g);

         (c)      (i)      (A)(1) this Agreement has been terminated pursuant
                           to Section 8.2(1)(h) or 8.2(1)(i) and (2) the Arrangement has failed to receive the requisite approval of the Hummingbird Shareholders in accordance with applicable Law; or

                           (B)(1) this Agreement has been terminated pursuant to Section 8.2(1)(c), provided that in the case of a breach of a representation or warranty such breach was made knowingly by Hummingbird;

                  (ii) an Acquisition Proposal has been negotiated or discussed with Hummingbird (directly or indirectly through any officer, director, employee, representative or agent of Hummingbird or any of its subsidiaries), made or publicly announced or an inquiry to Hummingbird (directly or indirectly through any officer, director, employee, representative or agent of Hummingbird or any of its subsidiaries) concerning an Acquisition Proposal has been made, in each case prior to the termination of this Agreement; and

                  (iii) (A) an agreement or a letter of intent in respect of any Acquisition Proposal has been entered into by Hummingbird on or before the first anniversary of the termination of this Agreement and such Acquisition Proposal has been completed; or

                           (B) any Acquisition Proposal, in respect of which Hummingbird has not entered into an agreement or a letter of intent, has been completed on or before the first anniversary of the termination of this Agreement; or

         (d)      Hummingbird has breached its obligations under Section 7.1 or
                  Section 7.2,

then Hummingbird shall promptly, but in no event later than the Payment Deadline (defined below), make a payment to Holdco in the amount of $11,714,586 less any amounts paid to Holdco pursuant to Section 7.4 by wire transfer of immediately available funds to an account designated by Holdco. Hummingbird acknowledges that the agreements contained in this Section 7.3(1) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent, Holdco and Acquisition Sub would not enter into this Agreement. Notwithstanding anything to the contrary, this Section 7.3 shall survive completion of any and all of the Transactions. Payment Deadline means: the fifth business day following termination of this Agreement in the case of a payment to be made under Section 7.3(1)(a); the time of termination of this Agreement in the case of a payment to be made under Section 7.3(1)(b); the fifth business day following completion of an Acquisition Proposal in the case of a payment to be made under Section 7.3(1)(c); and the fifth business day following Holdco's request for payment in the case of a payment to be made under Section 7.3(1)(d).

7.4      Fees and Expenses

         (1) Subject to subsections (2) and (3) of this Section 7.4, each Party shall pay all fees, costs and expenses, including legal fees, accounting fees, financial advisory fees, regulatory fees, stock exchange fees, disbursements of advisors and printing and mailing costs, incurred by such Party in connection with this Agreement and the Transactions and any financing thereof.

         (2) In the event that:

         (a) this Agreement is terminated pursuant to Section 8.2(1)(a) or 8.2(1)(c); or

         (b)      (i)      this Agreement is terminated pursuant to Section
                           8.2(1)(h) or 8.2(1)(i); and

                  (ii) the Arrangement has failed to receive the requisite approval of the Hummingbird Shareholders in accordance with applicable Law,

then Hummingbird shall promptly, but in no event later than five business days following the request by Holdco, pay all of the charges and expenses incurred by Parent, Holdco and Acquisition Sub in connection with this Agreement and the Transactions and the financing thereof, subject to a maximum of $2,000,000 (which maximum amount will be reduced to $1,000,000 if the Agreement has been terminated pursuant to Section 8.2(1)(i) in circumstances where the Hummingbird Shareholders have voted on the Arrangement Resolution at the Meeting but the Arrangement Resolution failed to receive the requisite approval of at least two-thirds of the votes cast at the Meeting), as reimbursement to Parent, Holdco and Acquisition Sub payable by wire transfer of same day funds to or to the order of Holdco, provided however, that no payment under Section 7.4(2) shall be made if a payment has been made under Section 7.3.

         (3) Each Party acknowledges that the agreements contained in this
Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Party would enter into this Agreement. Notwithstanding anything to the contrary, this Section 7.4 shall survive completion of any and all of the Transactions.

7.5      Liquidated Damages and Injunctive Relief

         Each of the Parties acknowledges that all of the payment amounts set out in Sections 7.3 and 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages Parent, Acquisition Sub and Holdco, on the one hand, or Hummingbird, on the other hand (as the case may be) will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Sections 7.3 and 7.4, payment of the amounts determined pursuant to Sections 7.3 and/or 7.4 in the manner provided in respect thereof is the sole monetary remedy of the Party receiving such payment. Nothing contained herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

7.6      Access to Information; Confidentiality

         (1) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, upon reasonable notice and subject to applicable Law, including pre-merger notification and other competition law requirements, Hummingbird shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Parent and to the officers, employees, agents and representatives of Parent such access as Parent may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Parent with all data and information as Parent may reasonably request. Parent and Hummingbird acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement.

         (2) Parent and Hummingbird acknowledge that information received pursuant to this Section 7.6 may be personal information under applicable privacy and other Laws, or non-public or proprietary in nature and therefore all such information shall be deemed to be and shall be treated as confidential information for purposes of the Confidentiality Agreement. Parent and Hummingbird further acknowledge their obligation to maintain the confidentiality of such confidential information in accordance with the Confidentiality Agreement. If any material is withheld by Hummingbird or any of its subsidiaries because of the confidential nature of such material, or otherwise, Hummingbird or such subsidiary shall inform Parent as to the general nature of what is being withheld and such information may, in the sole discretion of Hummingbird, be disclosed to external advisors of Parent.

7.7      Insurance and Indemnification

         (1) Parent will, or will cause Acquisition Sub to, at Parent's option, either (a) maintain in effect without any reduction in scope or coverage for not less than six years from the Effective Date customary policies of directors' and officers' liability insurance providing protection no less favourable to the protection provided by the policies maintained by Hummingbird in favour of the directors and officers of Hummingbird and each of its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred prior to the Effective Time or (b) purchase as an extension of Hummingbird's current insurance policies, prepaid non cancellable run-off directors' and officers' liability insurance providing coverage comparable to that contained in Hummingbird's existing policy for six years from the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time.

         (2) Parent agrees that all rights to indemnification or exculpation existing in favour of the directors or officers of Hummingbird or any subsidiary of Hummingbird as at the date of the Confidentiality Agreement (the "Hummingbird D&O Rights") as provided in Hummingbird's articles or by-laws or as disclosed in Section 7.7 of the Disclosure Letter shall survive the transactions contemplated hereby and shall continue in full force and effect for a period of not less than six years from the Effective Time. For a period of six years from the Effective Date, Parent will, or will cause Acquisition Sub or Hummingbird to, perform the obligations of Hummingbird under the Hummingbird D&O Rights.

         (3) In the event Hummingbird or any of its successors or assigns (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any person, then, and in such case, proper provision shall be made so that such successors and assigns of Hummingbird or, at Parent's option, Parent, shall assume the obligations set forth in this Section 7.7.

         (4) This Section 7.7 shall survive the consummation of the Arrangement, is intended to benefit Hummingbird and each of its directors and officers and their respective heirs and personal representatives and shall be enforceable by such directors and officers and their respective heirs and personal representatives.

                                   ARTICLE 8
                    TERM, TERMINATION, AMENDMENT AND WAIVER

8.1      Term

         This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2      Termination

         (1) This Agreement may, at any time prior to the Effective Time:

         (a) be terminated by Parent if there shall have occurred after the date hereof (or prior to such date to the extent that the relevant change, event, occurrence or development shall have been disclosed generally or to Parent only after the date of this Agreement) up to and including the Effective Date, a Material Adverse Effect in respect of Hummingbird;

         (b) be terminated either by Parent or by Hummingbird, if any Law makes the completion of the transactions contemplated by this Agreement illegal or otherwise prohibited;

         (c) subject to Section 8.2(3), be terminated by Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Hummingbird set forth in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 6.2(a) or 6.2(b) would not be satisfied;

         (d) subject to Section 8.2(3), be terminated by Hummingbird, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 6.3(a) or 6.3(b) would not be satisfied;

         (e) be terminated by Parent, if the Board of Directors of Hummingbird shall have: (i) withdrawn, withheld, qualified or modified in a manner adverse to Parent its recommendation of this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification), (ii) after being requested by Parent in writing, failed to reaffirm its recommendation of the Arrangement as promptly as practicable (but in any event within two (2) business days) after receipt of any written request to do so from Parent or (iii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(4));

         (f) be terminated by the mutual written consent of Parent and Hummingbird;

         (g) be terminated by Hummingbird, in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), subject to compliance with Sections 7.1 and 7.2 and provided that no termination under this Section 8.2(1)(g) shall be effective unless and until Hummingbird shall have paid to Parent the amount required to be paid pursuant to
                  Section 7.3;

         (h) be terminated either by Parent or by Hummingbird, if the Effective Time shall not have occurred on or before the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 8.2(1)(h) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Effective Time to occur on or before such date; or

         (i) be terminated by Parent, if the Arrangement Resolution shall have failed to receive the requisite approval of at least two-thirds of the votes cast at the Meeting or at any adjournment or postponement thereof in accordance with the CBCA.

         (2) If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.3 and 7.4 and the Confidentiality Agreement.

         (3) None of Parent, Acquisition Sub or Holdco or Hummingbird may elect to not consummate the transactions contemplated hereby pursuant to the conditions under Section 6.2(a), Section 6.2(b)(i), Section 6.3(a) or Section 6.3(b) (the "Specified Conditions") or to exercise the termination rights under
Section 8.2(1)(c) (as it relates to Section 6.2(a) or Section 6.2(b)(i)) or
Section 8.2(1)(d) (the "Specified Termination Rights") unless Parent or Hummingbird, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, agreements or representations and warranties which Parent or Hummingbird, as the case may be, is asserting as the basis for non-fulfilment of the applicable Specified Condition or the exercise of the applicable Specified Termination Right, as the case may be. If any such notice is delivered, provided that Parent or Hummingbird, as the case may be, is proceeding diligently to cure such matter and such matter is capable of being cured, the other may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of 30 days from such notice (and then only if such breach remains uncured). If such notice has been delivered prior to the date of the Special Meeting, such meeting shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of the cured breach. Also for greater certainty, this Section 8.2(3) does not apply to a Party electing to not consummate the transactions contemplated hereby pursuant to any condition precedent contained herein other than the Specified Conditions or exercising any termination rights herein other than the Specified Termination Rights.

8.3      Amendment

         This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of approval of Hummingbird Shareholders there shall be made no amendment that by Law requires further approval by Hummingbird Shareholders at the Meeting without the further approval of such holders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

8.4      Waiver

         Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

                                   ARTICLE 9
                               GENERAL PROVISIONS

9.1      Notices

         All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

         (1)      if to Parent, Holdco or Acquisition Sub:
                  4015 Miranda Ave., 2nd Fl.
                  Palo Alto, California 94304

                  Attention:        William Chisholm, Managing Director
                  Telephone:        650.935.9500
                  Facsimile:        650.935.9501

                  with a copy to:

                  Bingham McCutchen LLP
                  1900 University Avenue
                  East Palo Alto, California 94303

                  Attention:        Bart Deamer
                  Telephone:        650.849.4868
                  Facsimile:        650.849.4800

         with a copy to:

                  Blake, Cassels & Graydon LLP
                  Box 25, Commerce Court West
                  199 Bay Street
                  Toronto, Ontario
                  M5L 1A9

                  Attention:        John Kolada
                  Telephone:        416.863.4171
                  Facsimile:        416.863.2653

         (2)      if to Hummingbird:

                  1 Sparks Avenue,
                  Toronto, Ontario
                  M2H 2W1

                  Attention:        Inder P.S. Duggal
                  Telephone:        416.496.2200
                  Facsimile:        416.496.2207

         with a copy to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  222 Bay Street, Suite 1750
                  Toronto, Ontario
                  M5K 1J5

                  Attention:        Christopher W. Morgan
                  Telephone:        416.777.4700
                  Facsimile:        416.777.4747

         with a copy to:

                  Goodmans LLP
                  250 Yonge Street, Suite 2400
                  Toronto, Ontario, Canada  M5B 2M6

                  Attention:        Stephen Halperin/Michael Partridge
                  Telephone:        416.597.4115/416.597.5498
                  Facsimile:        416.979.1234

9.2      Miscellaneous

         This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject-matter hereof save for the Confidentiality Agreement and is not intended to confer upon any person other than the Parties any rights or remedies hereunder. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar electronic copy of this Agreement, and such facsimile or similar electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.3      Governing Law

         This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably submits to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Plan of Arrangement.

9.4      Injunctive Relief

         The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5      Time of Essence

         Time shall be of the essence in this Agreement.

9.6      Binding Effect and Assignment

         Parent may, without the prior written consent of Hummingbird, assign all or any part of its rights under this Agreement (a) to, and its obligations under this Agreement may be assumed by, a wholly-owned subsidiary of Parent, provided that if such assignment and/or assumption takes place, Parent shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder or (b) for collateral security purposes, to any lender providing financing to Parent or any of its affiliates. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7      Severability

         If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8      Counterparts

         This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

9.9      No Recourse

         (1) Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Article 7, Hummingbird covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Parent, Holdco, Acquisition Sub or their respective affiliates, as such, or any current or former director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Parent, Holdco, Acquisition Sub or their respective affiliates, as such, or any current or future director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, for any obligation of Parent, Holdco, Acquisition Sub or their respective affiliates under this Agreement.

         Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Article 7, each of Parent, Holdco and Acquisition Sub covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Hummingbird, as such, or any current or former director, officer, employee or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Hummingbird, as such, or any current or future director, officer, employee or shareholder of any of the foregoing, as such, for any obligation of Hummingbird under this Agreement.

         IN WITNESS WHEREOF, each of Parent, Holdco, Acquisition Sub and Hummingbird has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.


                                        SYMPHONY TECHNOLOGY II-A, L.P.

                                        By:   Symphony Technology II GP, LLC
                                              General Partner


                                        By:   /s/ Romesh Wadhwani
                                              ------------------------------
                                        Name:  Romesh Wadhwani
                                        Title: Managing Director and
                                               Chief Executive Officer


                                        LINDEN MANAGEMENT CORPORATION


                                        By:  /s/ William Chisholm
                                             --------------------------------
                                        Name:  William Chisholm
                                        Title: President and Chief Executive
                                               Officer


                                        LINDEN ACQUISITION LTD.


                                        By:  /s/ William Chisholm
                                             --------------------------------
                                        Name:  William Chisholm
                                        Title: President


                                        HUMMINGBIRD LTD.


                                        By:  /s/ Alan Barry Litwin
                                             --------------------------------
                                        Name:  Alan Barry Litwin
                                        Title: President and Chief Executive
                                               Officer

                                   Schedule A
                                   ----------

                          To the Arrangement Agreement

                              Regulatory Approvals


Part A - Canada

o Expiration of the applicable waiting period related to merger pre-notification under Part IX of the Competition Act or earlier termination or waiver thereof in accordance with the Competition Act, and the Commissioner of Competition will have advised Parent in writing (which advice will not have been rescinded or amended), that she does not intend to oppose the purchase of the Linden Shares under the Plan of Arrangement and will not have made or have threatened to make application under Part VIII of the Competition Act in respect of the purchase of the Linden Shares under the Plan of Arrangement, or the Commissioner will have issued an advance ruling certificate in respect of the purchase of the Linden Shares pursuant to Section 102 of the Competition Act.

o Determination (or deemed determination) by the Minister of Industry under the Investment Canada Act and applicable policies that the Plan of Arrangement is of "net benefit to Canada" for purposes of such Act on terms and conditions satisfactory to Parent.

Part B - United States

o Expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended ("HSR Act"), including any voluntary agreed extensions thereof, or earlier termination thereof in accordance with the HSR Act.

                                   SCHEDULE B
                                   ----------

                             ARRANGEMENT RESOLUTION


BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

         (1) The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving Hummingbird Ltd. (the "Company"), as more particularly described and set forth in the management information circular (the "Circular") of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

         (2) The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Schedule C to the Arrangement Agreement made as of May 25, 2006 among Symphony Technology II-A, L.P., Linden Acquisition Ltd., Linden Management Corporation and the Company (the "Arrangement Agreement"), (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

         (3) The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

         (4) Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

         (5) Any director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the CBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

         (6) Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

                                   Schedule C
                                   ----------


                               PLAN OF ARRANGEMENT

                                UNDER SECTION 192

                     OF THE CANADA BUSINESS CORPORATIONS ACT

                                   ARTICLE 1
                                 INTERPRETATION

1.1      Definitions

         In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

         "Acquisition Sub" means Linden Acquisition Ltd, a corporation incorporated under the CBCA and being a wholly-owned subsidiary of Holdco;

         "Amalco" means the corporation continuing from the amalgamation of Acquisition Sub and Hummingbird provided for in Section 2.3(f);

         "Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or Article 5 hereof;

         "Arrangement Agreement" means the agreement dated May 25, 2006 among Parent, Holdco, Acquisition Sub and Hummingbird providing for, among other things, the Arrangement;

         "Articles of Arrangement" means the articles of arrangement of Hummingbird in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

         "Business Day" means any day, other than a Saturday or Sunday or a statutory holiday in Ontario, Canada or California or New York, United States of America;

         "CBCA" means the Canada Business Corporations Act, as amended;

         "Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

         "Circular" means the notice of the Meeting and accompanying management proxy circular, including all schedules thereto, to be sent by Hummingbird to Shareholders in connection with the Meeting;

         "Court" means the Ontario Superior Court of Justice (Commercial List);

         "Depositary" means CIBC Mellon Trust Company and any other trust company, bank or equivalent financial institution agreed to in writing by Parent and Hummingbird and appointed to carry out any of the duties of the Depositary hereunder;

         "Director" means the Director appointed pursuant to section 260 of the CBCA;

         "Dissent Rights" means the rights of dissent in respect of the Arrangement described in Section 3.1;

         "Dissenting Holder" means any Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

         "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

         "Effective Time" means 9:00 a.m. (Toronto time) on the Effective Date;

         "Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

         "Exchange Factor" means 0.8906, which is the exchange rate for 1 Canadian dollar into United States. dollars based on the noon rate of exchange of the Bank of Canada on the business day immediately preceding the date of the Arrangement Agreement.

         "Final Order" means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

         "Holdco" means Linden Management Corporation, a corporation existing under the laws of the State of Delaware and being a wholly-owned subsidiary of Parent;

         "Hummingbird" means Hummingbird Ltd., a corporation existing under the CBCA;

         "Hummingbird Option" means any option to purchase Hummingbird Shares granted pursuant to the Hummingbird Stock Option Plan or any other stock option plan of Hummingbird or any predecessor of Hummingbird, or any option assumed or adopted by Hummingbird;

         "Hummingbird Shares" means the common shares in the capital of Hummingbird;

         "Hummingbird Stock Option Plan" means Hummingbird's 1996 Employee Stock Option Plan;

         "Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as such order may be amended, as contemplated by the Arrangement Agreement;

         "Lender Sub" means one or more wholly-owned subsidiaries of Hummingbird selected by Parent for purposes of making the loans contemplated in
         Section 2.3(a);

         "Lender Sub Option Note" has the meaning ascribed thereto in Section 2.3(a);

         "Lender Sub Share Note" has the meaning ascribed thereto in Section 2.3(a);

         "Letter of Transmittal" means the letter of transmittal forwarded by Hummingbird to Shareholders in connection with the Arrangement, in the form accompanying the Circular;

         "Loan Amount" means such amount of cash of Hummingbird or its subsidiaries that Parent requests in accordance with Section 5.5 of the Arrangement Agreement, provided that in any event such amount shall be not less than $58,000,000;

         "Mailing Date" means the date of mailing of the Circular to Shareholders;

         "Maximum Cash Amount" means the aggregate amount of cash in United States dollars equal to (a) the product obtained by multiplying (i) the number of Hummingbird Shares outstanding immediately prior to the Effective Time by (ii) the Purchase Price, less (b) the Share Loan Amount.

         "Meeting" means the special meeting of Shareholders to be held to consider the Arrangement Resolution, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order;

         "Option Loan Amount" means the aggregate amount of cash required to be paid by or on behalf of Hummingbird pursuant to Section 2.3(b)(i) in respect of the Hummingbird Options;

         "Optionholders" means the holders of Hummingbird Options;

         "Parent" means Symphony Technology II-A, L.P., a limited partnership existing under the laws of the State of Delaware;

         "Person" means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity of any kind or nature, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Exchange Act;

         "Purchase Price" means the sum of $26.75 per Hummingbird Share, payable in cash;

         "Share Loan Amount" means the difference obtained by subtracting the Option Loan Amount from the Loan Amount;

         "Shareholders" means the holders of Hummingbird Shares whose names appear in the register of holders of Hummingbird Shares maintained by or on behalf of Hummingbird and, where the context so provides, includes joint holders of such Hummingbird Shares; and

         "Tax Act" means the Income Tax Act (Canada), as amended.

1.2      Interpretation Not Affected by Headings, Etc.

         The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to "Article" or "section" followed by a number refers to the specified Article or section of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or the Arrangement Agreement or made at the direction of the Court in the Final Order and do not refer to any particular Article, section or other portion of this Plan of Arrangement.

1.3      Rules of Construction

         In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.4      Date of Any Action

         In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5      Time

         Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6      Currency

         Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America.

1.7      Statutes

         Any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulations or rule which amends, supplements or supersedes any such statute, regulation or rule.

                                   ARTICLE 2
                                   ARRANGEMENT

2.1      Arrangement Agreement

         This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement.

2.2      Binding Effect

         This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Hummingbird, (ii) Parent, Holdco and Acquisition Sub, (iii) all Shareholders and beneficial owners of Hummingbird Shares and (iv) all registered and beneficial owners of Hummingbird Options.

2.3      Arrangement

         Commencing at the Effective Time, the following events set out in this
Section 2.3 shall occur and shall be deemed to occur consecutively in the order and at the times set out in this Section 2.3 without any further authorization, act or formality:

         (a) Effective at the Effective Time, (i) Hummingbird shall cause Lender Sub to loan an amount equal to the Share Loan Amount to Acquisition Sub, and Acquisition Sub shall deliver to Lender Sub a duly issued and executed promissory note (the "Lender Sub Share Note") in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of paying a portion of the aggregate Purchase Price for the Hummingbird Shares, (ii) Hummingbird shall cause Lender Sub to loan an amount equal to the Option Loan Amount to Hummingbird, and Hummingbird shall deliver to Lender Sub a duly issued and executed promissory note (the "Lender Sub Option Note") in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of making the payments contemplated by Section 2.3(b)(i), and (iii) the Maximum Cash Amount held by the Depositary shall cease to be held in escrow and shall be held in a segregated account by the Depositary for the exclusive purpose of paying a portion of the aggregate Purchase Price for the Hummingbird Shares.

         (b) Effective at one minute after the Effective Time, each Hummingbird Option, notwithstanding any contingent vesting provisions to which it might otherwise have been subject, shall be deemed to be conditionally vested and exercisable only as part of the Arrangement, and:

                  (i) each Hummingbird Option shall be transferred by the Optionholder to Hummingbird in exchange for a cash payment from or on behalf of Hummingbird equal to the amount (if any) by which the Purchase Price exceeds the product of (x) the exercise price thereof (in Canadian dollars) multiplied by (y) the Exchange Factor, which amount shall be paid from the funds deposited with the Depositary under Section 2.3(a)(ii);

                  (ii) each Hummingbird Option shall immediately be cancelled and all option agreements related thereto shall be terminated and the Optionholders shall thereafter have only the right to receive the consideration to which they are entitled pursuant to this Section 2.3(b) at the time and in the manner specified in Article 4; and

                  (iii) the Hummingbird Stock Option Plan shall be terminated and none of Hummingbird or any of its affiliates shall have any liabilities or obligations with respect to such plan except pursuant to this Section 2.3(b).

         (c) Effective at two minutes after the Effective Time, each Hummingbird Share outstanding immediately prior to the Effective Time shall be transferred to Acquisition Sub in exchange for the Purchase Price from Acquisition Sub, which amount shall be paid from the funds deposited with the Depositary under Sections 2.3(a)(i) and (iii), and the names of the holders of such Hummingbird Shares transferred to Acquisition Sub shall be removed from the applicable registers of Shareholders, and Acquisition Sub shall be recorded as the registered holder of the Hummingbird Shares so acquired and shall be deemed the legal and beneficial owner thereof; subject to the right of Dissenting Holders to be paid the fair value of the Hummingbird Shares held prior to the Effective Time by such Dissenting Holders in accordance with Section 3.1.

         (d) Effective at three minutes after the Effective Time, all directors of Hummingbird shall cease to be directors and the following persons shall become the directors of Hummingbird (the "New Directors"): Romesh Wadhwani, William Chisholm and John Kolada.

         (e) Effective at four minutes after the Effective Time, appropriate officers of Hummingbird and the New Directors shall execute the documents referred to in subsection 4800(4) of the Regulations under the Tax Act in order to give effect to the election by Hummingbird not to be a public corporation from and after that point in time, including without limitation:

                  (i)      prescribed form T2067;

                  (ii) a written resolution of the New Directors authorizing such election to be made;

                  (iii)    a certified copy of such written resolution; and

                  (iv) a statutory declaration made by a New Director stating that, after reasonable inquiry for the purpose of informing himself or herself in that regard, to the best of his or her knowledge, Hummingbird complies with all the prescribed conditions that must be complied with at the time the election is made.

         (f) Effective at five minutes after the Effective Time, Hummingbird and Acquisition Sub shall be amalgamated and continued as one corporation under the CBCA in accordance with the following:

                  (i)      Name. The name of Amalco shall be "Hummingbird Ltd.";

                  (ii) Registered Office. The registered office of Amalco shall be located in the City of Toronto in the Province of Ontario. The address of the registered office of Amalco shall be 1 Sparks Avenue, North York, Ontario, M2H 2W1;

                  (iii) Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

                  (iv) Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of common shares;

                  (v) Share Provisions. The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as set out in Appendix B attached hereto;

                  (vi) Transfer Restrictions. No securities of the corporation shall at any time be transferred to any person without either (a) the consent of the directors to be signified by a resolution passed by the board or by an instrument or instruments in writing signed by a majority of the directors, or (b) the consent of the shareholders of Amalco to be signified either by a resolution passed by the shareholders or by an instrument or instruments in writing signed by the holders of shares of Amalco which shares represent a majority of the votes attributable to all of the issued and outstanding shares of Amalco carrying the right to vote;

                  (vii) Number of Directors. Amalco shall have three directors;

                  (viii) First Directors. The first directors of Amalco shall be Romesh Wadhwani, William Chisholm and John Kolada. The first directors of Amalco shall hold office until the first annual meeting of shareholders of Amalco (or the signing of a written resolution in lieu thereof) or until their successors are elected or appointed.

                  (ix) Conversion or Cancellation of Shares. The issued and outstanding shares of each of Hummingbird and Acquisition Sub shall be converted into fully paid and non-assessable shares of Amalco or shall be cancelled without any repayment of capital in respect thereof as follows:

                  (A) each common share of Acquisition Sub shall be converted into one common share of Amalco; and

                  (B) all of the Hummingbird Shares shall be cancelled without any repayment of capital in respect thereof;

                  (x) Stated Capital. For the purposes of the CBCA, the aggregate stated capital attributable to the common shares of Amalco issuable pursuant to the Arrangement on the conversion of the common shares of Acquisition Sub and the Hummingbird Shares shall be the aggregate of the stated capital attributable to the common shares of Acquisition Sub so converted immediately before the amalgamation;

                  (xi) By-laws. The by-laws of Amalco shall be the same as those of Acquisition Sub;

                  (xii) Effect of Amalgamation. The provisions of subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:

                  (A) the property of each amalgamating corporation shall continue to be the property of Amalco;

                  (B) Amalco shall continue to be liable for the obligations of each amalgamating corporation, including the Lender Sub Note;

                  (C) any existing cause of action, claim or liability to prosecution of an amalgamating corporation shall be unaffected;

                  (D) any civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalco;

                  (E) a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalco; and

                  (xiii) Articles. The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of incorporation of Amalco and the certificate issued in respect of such articles of arrangement by the Director under the CBCA shall be deemed to be the certificate of incorporation of Amalco.

                                    ARTICLE 3
                                RIGHTS OF DISSENT

3.1      Rights of Dissent

         (a) A Shareholder may exercise rights of dissent (the "Dissent Rights") pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 in connection with the Arrangement; provided, however, that, notwithstanding subsection 190(5) of the CBCA, any written objections to the Arrangement Resolution must be received by Hummingbird not later than 5:00 p.m. (Toronto time) on the day which is two business days preceding the Meeting. A Shareholder who duly exercises such Dissent Rights and who:

                  (i) is ultimately entitled to be paid fair value for its Hummingbird Shares shall be deemed to have transferred such Hummingbird Shares to Acquisition Sub on the Effective Date contemporaneously with the event described in Section 2.3(e) in exchange for the fair value of such Hummingbird Shares; or

                  (ii) is ultimately not entitled, for any reason, to be paid fair value for its Hummingbird Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.

         (b) In no circumstances shall Parent, Acquisition Sub, Hummingbird or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Shareholder of those Hummingbird Shares in respect of which such rights are sought to be exercised.

         (c) For greater certainty, in no case shall Parent, Acquisition Sub, Hummingbird or any other Person be required to recognize a Dissenting Holder as a Shareholder after the Effective Time, and the name of each Dissenting Holder shall be deleted from the register of Shareholders on the Effective Date at the same time as the events described in Section 2.3(e) occur.

                                   ARTICLE 4
                           CERTIFICATES AND PAYMENTS

4.1      Letter of Transmittal

         At the time of mailing the Circular or as soon as practicable thereafter, Hummingbird shall forward to each Shareholder and each Optionholder at the address of such holder as it appears on the register maintained by or on behalf of Hummingbird in respect of the holders of Hummingbird Shares or Hummingbird Options, as the case may be, a letter of transmittal in the case of the holders of Hummingbird Shares and, in the case of Optionholders, instructions for obtaining delivery of the consideration payable to Optionholders following the Effective Date pursuant to this Plan of Arrangement.

4.2      Exchange of Certificates for Cash

         (a) At or before the Effective Time, Acquisition Sub shall deposit the Maximum Cash Amount with the Depositary to be held in escrow until Section 2.3(a) takes effect. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Hummingbird Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder as soon as practicable after the Effective Time, a cheque representing the cash which such Shareholder has the right to receive under the Arrangement for such Hummingbird Shares, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Acquisition Sub.

         (b) Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to the Effective Time represented any Hummingbird Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.2, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Hummingbird Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in Amalco, Hummingbird, Parent or Acquisition Sub. On such anniversary date, all certificates representing Hummingbird Shares shall be deemed to have been surrendered to Acquisition Sub and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to Amalco.

         (c) On or as soon as practicable after the Effective Date, the Depositary shall deliver on behalf of Hummingbird to each Optionholder as reflected on the books and records of Hummingbird a cheque representing the payment to which such holder is entitled in accordance with Section 2.3(b) of this Plan of Arrangement, against receipt of such documentation as Parent or Hummingbird may reasonably require acknowledging the transfer and termination of the Hummingbird Options held by such Optionholder.

         (d) Any payment made by way of cheque by the Depositary on behalf of Acquisition Sub or Hummingbird that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the Shareholder or Optionholder to receive the consideration for Hummingbird Shares or Hummingbird Options, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Amalco for no consideration.

4.3      Lost Certificates

         In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Hummingbird Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Amalco and the Depositary in such sum as Amalco may direct, or otherwise indemnify Amalco in a manner satisfactory to Amalco, against any claim that may be made against Acquisition Sub and Hummingbird with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4      Withholding Rights

         Hummingbird, Acquisition Sub, Parent, Amalco and the Depositary and any affiliate of Hummingbird shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder or Optionholder such amounts as Hummingbird, Acquisition Sub, Parent, Amalco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Hummingbird Shares or Hummingbird Options in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

                                    ARTICLE 5
                                   AMENDMENTS

5.1      Amendments to Plan of Arrangement

         (a) Hummingbird may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Parent and Acquisition Sub,
                  (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

         (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Hummingbird at any time prior to the Meeting (provided that Parent and Acquisition Sub shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

         (c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to by each of Hummingbird, Parent and Acquisition Sub (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by Shareholders voting in the manner directed by the Court.

         (d) This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 2.3 in accordance with the terms of the Arrangement Agreement.

         (e) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.

                                    ARTICLE 6
                               FURTHER ASSURANCES

6.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act, authorization or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

                               PLAN OF ARRANGEMENT

                                   APPENDIX A

                             FORM OF PROMISSORY NOTE
                             -----------------------


                                 Promissory Note
                                 ---------------

Date:  ___

         FOR VALUE RECEIVED the undersigned unconditionally promises to pay on demand to ___ (the "Lender") or anyone else who the Lender may specify at ___, or such other place as the Lender may direct in writing, the sum of $___ with interest calculated daily from the date of this promissory note on the outstanding balance of such sum and payable monthly on the last day of each month at the same place, both before and after demand, default and judgment, at a nominal annual rate of interest equal to ___ percent and with interest on overdue interest payable at the same time, place and rate.

         The undersigned agrees to provide the Lender with a written acknowledgement of its indebtedness to the Lender hereunder within thirty (30) days prior to each anniversary of this promissory note or as otherwise requested by the Lender from time to time.

         This promissory note shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province. The undersigned waives presentment for payment, notice of dishonour, protest and notice of protest in respect of this promissory note. This promissory note shall become effective when it has been executed and delivered. Time shall be of the essence of this promissory note in all respects. This promissory note constitutes the entire agreement of the parties pertaining to the indebtedness evidenced by this promissory note and supersedes all prior agreements, understandings, negotiations and discussions with respect to such indebtedness, whether oral or written.

                                            [BORROWER]


                                            By:
                                                -------------------------------
                                            Name:
                                            Title:

                               PLAN OF ARRANGEMENT

                                   APPENDIX B

                         AMALCO COMMON SHARE PROVISIONS
                         ------------------------------


1.       DIVIDENDS

         The holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2.       DISSOLUTION

         In the event of the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation.

3.       VOTING RIGHTS

         The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HUMMINGBIRD LTD.
                                   ---------------------------------------
                                                 (Registrant)

Date:    May 26, 2006              By:  /S/ A. BARRY LITWIN
         ------------------             ----------------------------------
                                        Name:   A. Barry Litwin
                                        Title:  President and Chief Executive
                                                Officer